Standard Chartered

RECEIVED JUN 07 2002 155 SEC MAIL PROCESSING SECTION WASH. D.C.

5 June, 2002

Direct telephone 020 7280 7109
Fax No: 020 7280 7112
E-mail: Terry.skippen@uk.standardchartered.com

02034865

SUPPL

Securities and Exchange Commission
450 Fifth Street, NW
Washington,
DC 20549

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

Ladies and Gentlemen,

Re: File No. 82-5188
Standard Chartered PLC
Standard Chartered Bank

Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

The enclosed information is furnished to you, pursuant to Rule 12g3-2(b) for each of Standard Chartered PLC (File No. 82-5188) and Standard Chartered Bank, its wholly owned subsidiary.

Please acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to us using the self addressed envelope enclosed.

In addition, I note that I have not received a receipt for my letter to you dated 28 March 2002. I should be grateful if you would acknowledge receipt of that letter.

Yours sincerely,

For each of
STANDARD CHARTERED PLC
STANDARD CHARTERED BANK

dlw 6/17

By:
Name: Terry Skippen
Title: Assistant Secretary

Enc.

ICSA SOFTWARE
BLUEPRINT
Company Secretary

288c

CHANGE OF PARTICULARS for

director or secretary (NOT for appointment (use Form 288a) or resignation (use form 288b))

Please complete in typescript, or in bold black capitals

CHFP055

Company Number 966425

Company Name in full Standard Chartered PLC

	Day	Month	Year
Date of change of particulars	16	04	2002

Changes of particulars form

Complete in all cases

NAME *Style / Title: Mr *Honours etc: JP

Forename(s): Evan Mervyn

Surname: Davies

	Day	Month	Year
†Date of Birth	21	11	1952

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address *(enter new address)*: 1 Drayton Gardens

Post town:

County / Region: London Postcode: SW10

Country:

Other change *(please specify)*:

A serving director, secretary etc must sign the form below.

Signed [signature] Assistant **Date** 16.04.2002

(** ~~by a serving director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

SHARON O'DONOVAN
ASSISTANT SECRETARY
STANDARD CHARTERED PLC
1 ALDERMANBURY SQUARE
LONDON EC2V 7SB
TEL: 020 7280 7110
FAX: 020 7280 7112
email: sharon.odonovan@uk.standardchartered.com

Companies House receipt date barcode

When you have completed and signed the form please send it to
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised July 1998

ICSA SOFTWARE

BLUEPRINT Company Secretary

288c

CHANGE OF PARTICULARS for

director or secretary (NOT for appointment (use Form 288a) or resignation (use form 288b))

Please complete in typescript, or in bold black capitals

CHFP055

Company Number ZC18

Company Name in full Standard Chartered Bank

	Day		Month		Year			
Date of change of particulars	1	6	0	4	2	0	0	2

Changes of particulars form

Complete in all cases

NAME *Style / Title: Mr   *Honours etc: JP

Forename(s): Evan Mervyn

Surname: Davies

	Day		Month		Year			
†Date of Birth	2	1	1	1	1	9	5	2

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address *(enter new address)*: 1 Drayton Gardens

Post town:

County / Region: London   Postcode: SW10

Country:

Other change *(please specify)*:

A serving director, secretary etc must sign the form below.

Signed [signature] Asst Sect   **Date** 16 04 2002

(** by a serving ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

SHARON O'DONOVAN
ASSISTANT SECRETARY
STANDARD CHARTERED PLC
1 ALDERMANBURY SQUARE
LONDON EC2V 7SB
TEL: 020 7280 7110
FAX: 020 7280 7112
EMAIL: sharon.odonovan@uk.standardchartered.com

Companies House receipt date barcode

When you have completed and signed the form please send it to **Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff** for companies registered in England and Wales or **Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB** for companies registered in Scotland **DX 235 Edinburgh**

Form revised July 1998

CSA SOFTWARE

BLUEPRINT
Company Secretary

RECEIVED JUN 07 2002 155 — SEC MAIL PROCESSING SECTION WASH, D.C.

288c

CHANGE OF PARTICULARS for director or secretary (NOT for appointment (use Form 288a) or resignation (use form 288b))

Please complete in typescript, or in bold black capitals

CHFP055

Company Number 966425

Company Name in full Standard Chartered PLC

	Day	Month	Year
Date of change of particulars	1 8	0 4	2 0 0 2

Changes of particulars form

Complete in all cases

NAME *Style / Title: Mr *Honours etc: CBE

Forename(s): David George

Surname: Moir

	Day	Month	Year
†Date of Birth	1 8	0 3	1 9 4 0

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address *(enter new address)*

Oak Cottage

41 Warwick Park

Tunbridge Wells

Post town:

County / Region: Kent Postcode: TN2 5EF

Country: England

Other change *(please specify)*

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
** Delete as appropriate

Signed [signature] **Date** 7.5.02

(** by a serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

SHARON O'DONOVAN
ASSISTANT SECRETARY
STANDARD CHARTERED PLC
1 ALDERMANBURY SQUARE
LONDON EC2V 7SB
TEL: 020 7280 7110
FAX: 020 7280 7112

Companies House receipt date barcode

Form revised July 1998

When you have completed and signed the form please send it to
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

ICSA SOFTWARE

BLUEPRINT
Company Secretary

JUN 07 2002 WASH. D.C. 155 SECTION

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals

CHFP055

Company Number	966425
Company Name in full	Standard Chartered PLC

	Day	Month	Year
Date of termination of appointment	0 2	0 5	2 0 0 2

as director ✓ as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME *Style / Title: Mr *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Keith Ashley Victor

Surname: Mackrell

	Day	Month	Year
†Date of birth	2 0	1 0	1 9 3 2

* Voluntary details.
† Directors only.
** Delete as appropriate.

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 03.05.02

(** ~~serving director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

SHARON O'DONOVAN
ASSISTANT SECRETARY
STANDARD CHARTERED PLC
1 ALDERMANBURY SQUARE
LONDON EC2V 7SB
TEL: 020 7280 7110
FAX: 020 7280 7112

Companies House receipt date barcode

When you have completed and signed the form please send it to
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised 1999

ICSA SOFTWARE

BLUEPRINT
Company Secretary

JUN 07 2002

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP055

Company Number	966425
Company Name in full	Standard Chartered PLC
Date of appointment (Day Month Year)	14 05 2002
†Date of Birth (Day Month Year)	08 01 1962
Appointment as director	✓
as secretary	

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

Appointment form

Notes on completion appear on reverse.

NAME *Style / Title	Mr
*Honours etc	
Forename(s)	Peter Alexander
Surname	Sands
Previous Forename(s)	
Previous Surname	
Usual residential address	29 Baalbec Road
Post town	London
Postcode	N5 1QN
County / Region	
Country	
† Nationality	British
†Business occupation	Finance Director
† Other directorships (additional space overleaf)	None

I consent to act as ** director / ~~secretary~~ of the above named company

Consent Signature [signature] **Date** 16/05/02

A director, secretary etc must sign the form below.

Signed [signature] **Date** 17/05/02

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Please delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

Donna Matthews
Group Secretary's Department
Standard Chartered Bank
1 Aldermanbury Square
London EC2V 7SB
0207 280 7030

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised July 1998

Company Number 966425

† Directors only. † Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

G' ~ previous forenames or surname(s) pt:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

'ou may exclude a company which either is, · at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

ICSA SOFTWARE

BLUEPRINT
Company Secretary

RECEIVED JUN 07 2002

288a

APPOINTMENT of director or secretary
(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP055

Company Number ZC18

Company Name in full Standard Chartered Bank

	Day	Month	Year		Day	Month	Year
Date of appointment	14	05	2002	†Date of Birth	08	01	1962

Appointment as director ✓ as secretary [ ] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

Appointment form

Notes on completion appear on reverse.

NAME *Style / Title: Mr *Honours etc:

Forename(s): Peter Alexander

Surname: Sands

Previous Forename(s):

Previous Surname:

Usual residential address: 29 Baalbec Road

Post town: London Postcode: N5 1QN

County / Region: Country:

† Nationality: British †Business occupation: Finance Director

† Other directorships (additional space overleaf): None

I consent to act as ** director / ~~secretary of~~ the above named company

Consent Signature [signature] **Date** 16/05/02

A director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
** Please delete as appropriate.

Signed [signature] **Date** 17/05/02

(** ~~a director~~ / Assistant secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

Donna Matthews
Group Secretary's Department
Standard Chartered Bank
1 Aldermanbury Square
London EC2V 7SB
0207 280 7030

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised July 1998

Company Number ZC18

† Directors only. † Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

G... previous forenames or surname(s) ... pt:

- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

'ou may exclude a company which either is, ·r at all times during the past five years when .ne person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals

CHFP055

Company Number	ZC18
Company Name in full	Standard Chartered Bank

	Day	Month	Year
Date of termination of appointment	30	04	2002

as director ✓ as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

Please insert details as previously notified to Companies House.

NAME *Style / Title	Mr	*Honours etc
Forename(s)	Peter Nigel	
Surname	Kenny	

	Day	Month	Year
†Date of birth	01	10	1948

* Voluntary details.
† Directors only.
** Delete as appropriate.

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 03.05.02.

(** ~~serving director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver)~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

SHARON O'DONOVAN
ASSISTANT SECRETARY
STANDARD CHARTERED PLC
1 ALDERMANBURY SQUARE
LONDON EC2V 7SB
TEL: 020 7280 7110
FAX: 020 7280 7112

Companies House receipt date barcode

When you have completed and signed the form please send it to
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

ICSA SOFTWARE

BLUEPRINT
Company Secretary

WASH. D.C. 155 SECTION

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals

CHFP055

Company Number	966425
Company Name in full	Standard Chartered PLC

	Day	Month	Year
Date of termination of appointment	30	04	2002

as director ✓ as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

Please insert details as previously notified to Companies House.

NAME	*Style / Title	Mr
	*Honours etc	
	Forename(s)	Peter Nigel
	Surname	Kenny

	Day	Month	Year
†Date of birth	01	10	1948

* Voluntary details.
† Directors only.
** Delete as appropriate.

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 03.05.02.

(** ~~serving director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver)~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

SHARON O'DONOVAN
ASSISTANT SECRETARY
STANDARD CHARTERED PLC
1 ALDERMANBURY SQUARE
LONDON EC2V 7SB
TEL: 020 7280 7110
FAX: 020 7280 7112

Companies House receipt date barcode

When you have completed and signed the form please send it to
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised 1999

Company	Standard Chartered PLC
TIDM	STAN
Headline	SCB Wholesale Bank Briefing
Released	07:00 5 Apr 2002
Number	0627U

RNS Number:0627U
Standard Chartered PLC
5 April 2002

A presentation to banking analysts and institutional investors on Standard Chartered's Wholesale Banking activities is being held today (5th April 2002) in London. Leading the presentation will be Kai Nargolwala, Group Executive Director with responsibility for Wholesale Banking, and he will be joined by seven members of his team.

The presentation will focus on the opportunities in Wholesale Banking in Standard Chartered's markets and the Bank's strategy for improving returns from this business.

The following topics will be covered in the presentations:
- Standard Chartered's competitive advantage
- Client relationship management
- Effective use of capital
- Management of cost
- Changing shape of the business
- Risk management
- Product development
- Global markets business

During the presentation the following points will be discussed:
- Around two thirds of the Bank's capital, whether economic or regulatory is currently in Wholesale Banking
- Other than in exceptional circumstances, allocation of new, internally generated regulatory capital will be prioritised for use by the Consumer Bank, and economic capital in Wholesale Banking will be capped at the existing level. This will drive deployment of capital within Wholesale Banking to the relationships offering the most value enhancing returns. It will also allow for robust growth in the Consumer Bank.
- The "jaws" between revenue growth and cost growth in the Wholesale Bank are planned to be 3 - 5% on average, over the next few years.

Copies of the presentation materials will be available on Standard Chartered's investor relations website - www.standardchartered.com/investor - from 12:45pm on Friday 5th April.

For further information please contact:

Steve Seagrove	Group Head of Corporate Affairs	+44 (0)20 7280 7164
Paul Marriage	Head of Media Relations	+44 (0)20 7280 7163
Aman Narain	Investor Relations Manager	+44 (0)20 7280 7698

www.standardchartered.com

Note to Editors:

Standard Chartered - the world's leading emerging markets bank

Standard Chartered is the world's leading emerging markets bank. It employs nearly 30,000 people in over 500 offices in more than 50 countries in the Asia Pacific Region, South Asia, the Middle East, Africa, United Kingdom and the Americas.

The Bank serves both Consumer and Wholesale banking customers. Consumer Banking provides credit cards, personal loans, mortgages, deposit taking and wealth management services to individuals and small/medium sized businesses. The Wholesale Bank provides services to multinational, regional and domestic corporate and institutional clients in trade finance, cash management, custody, lending, foreign exchange, interest rate management and debt capital markets.

With nearly 150 years in the emerging markets the Bank has unmatched knowledge and understanding of its customers in its markets.

Standard Chartered recognises its responsibilities to its staff and to the communities in which it operates.

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Rana Talwar Settlement
Released	09:39 16 Apr 2002
Number	5866U

TO CITY EDITORS 16th April 2002

FOR IMMEDIATE RELEASE

STANDARD CHARTERED AGREES COMPENSATION FOR RANA TALWAR

The Board of Standard Chartered PLC has agreed to a settlement with

Mr Rana Talwar in respect of compensation payable to him following his departure from the Bank.

In recognition of the terms of his service contract, Mr Talwar will receive an initial compensation payment of £590,000 on 15th May 2002 and thereafter, five further instalments of £394,459, the last instalment falling due on 31st August 2003.

The following points should be noted:

1. Any emoluments received from other employment in the period to 31st August 2003, will be fully offset against the payments made by Standard Chartered. The settlement is consistent with best practice, and Mr Talwar's duty to mitigate.
2. Were Mr Talwar not to find alternative employment, the maximum compensation payable would be £3.2 million, which includes allowances paid to Mr Talwar as an expatriate employee. This figure represents an amount less than the full value of his 24 month contract.
3. Mr Talwar will be paid a bonus of £200,000 in respect of his work during 2001.
4. All Executive Directors of Standard Chartered are now on 12 month contracts, rather than 24 month contracts.

– Ends –

For further information please contact:

Steve Seagrove Group Head of Corporate Affairs +44 (0)20 7280 7164

Paul Marriage Head of Media Relations +44 (0)20 7280 7163

www.standardchartered.com

Note to Editors:

Standard Chartered – the world's leading emerging markets bank

Standard Chartered is the world's leading emerging markets bank. It employs 30,000 people in over 500 offices in more than 50 countries in the Asia Pacific Region, South Asia, the Middle East, Africa, United Kingdom and the Americas.

The Bank serves both Consumer and Wholesale banking customers. Consumer Banking provides credit cards, personal loans, mortgages, deposit taking and wealth management services to individuals and small/medium sized businesses. The Wholesale Bank provides services to multinational, regional and domestic corporate and institutional clients in trade finance, cash management, custody, lending, foreign exchange, interest rate management and debt capital markets.

With nearly 150 years in the emerging markets the Bank has unmatched knowledge and understanding of its customers in its markets.

Standard Chartered recognises its responsibilities lies to its staff and to the communities in which it operates.

END

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Full Text Announcement

Company	Standard Chartered PLC
TIDM	STAN
Headline	Annual Report and Accounts
Released	16:24 28 Mar 2002
Number	8082T

RNS Number:8082T
Standard Chartered PLC
28 March 2002

Annual Report & Accounts 2001; Review 2001; Notice of AGM to be held on 2 May 2002; 2001 Final Dividend

A copy of the above document has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

(Documents will usually be available for inspection within six normal business hours of this notice being given).

This information is provided by RNS
The company news service from the London Stock Exchange

END

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SEC MAIL PROCESSING
RECEIVED
JUN 07 2002
WASH, D.C. 155 SECTION

Company	Standard Chartered PLC
TIDM	STAN
Headline	Holding(s) in Company
Released	14:24 17 Apr 2002
Number	6815U

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

STANDARD CHARTERED PLC

2. Name of shareholder having a major interest

LEGAL & GENERAL INVESTMENT MANAGEMENT LIMITED

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

THE SHAREHOLDER NAMED IN 2

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

SEE ATTACHED LIST

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

ORDINARY SHARES OF USD0.50 EACH

10. Date of transaction

12 APRIL 2002

11. Date company informed

17 APRIL 2002

12. Total holding following this notification

34,014,019

13. Total percentage holding of issued class following this notification

3.01%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

SHARON O'DONOVAN 020 7280 7110

16. Name and signature of authorised company official responsible for making this notification

D A HARVEY - ASSISTANT GROUP SECRETARY

Date of notification

17 APRIL 2002

LEGAL & GENERAL HOLDINGS

HSBC Global Custody Nominee (UK) Ltd A/c 775229 85,000

HSBC Global Custody Nominee (UK) Ltd A/c 886603 2,627,238

HSBC Global Custody Nominee (UK) Ltd A/c 775245 5,168,528

HSBC Global Custody Nominee (UK) Ltd A/c 754612 157,723

HSBC Global Custody Nominee (UK) Ltd A/c 252605 674,972

HSBC Global Custody Nominee (UK) Ltd A/c 360509 835,873

HSBC Global Custody Nominee (UK) Ltd A/c 770286 96,300

HSBC Global Custody Nominee (UK) Ltd A/c 357206 24,187,069

HSBC Global Custody Nominee (UK) Ltd A/c 866197 87,271

HSBC Global Custody Nominee (UK) Ltd A/c 130007 94,045

34,014,019

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Finance Director Appointment
Released	17:04 30 Apr 2002
Number	3339V

TO CITY EDITORS 30th April 2002

FOR IMMEDIATE RELEASE

STANDARD CHARTERED APPOINTS NEW FINANCE DIRECTOR

The Board of Directors of Standard Chartered PLC announced today that

Mr Nigel Kenny is to step down as Finance Director of the Group.

Mr Kenny is to leave the Group to pursue other interests. He has worked with Standard Chartered for 10 years, the last two as Finance Director. Before that he held a number of positions, which included heading the Group's Audit, Strategy and Custody functions.

"Nigel has made an excellent contribution to the Bank and we wish him well in the future," said Group Chief Executive Mervyn Davies.

Mr Peter Sands will be appointed as Finance Director with effect from May 14, 2002. He will be responsible for Group Finance and also for Strategy.

Mr Sands joins Standard Chartered from worldwide consultancy McKinsey & Co, where he is a Director.

Mr Sands has been with McKinsey since 1988, where he has worked extensively in the banking and technology sectors in a wide range of international markets. He was elected a partner of McKinsey in 1996 and became Director in 2000.

Prior to joining McKinsey, Mr Sands worked for the United Kingdom's Foreign and Commonwealth Office.

Mervyn Davies said: "I am very pleased that Peter has agreed to join us. His broad experience will be a tremendous asset to the Bank. This is an important step in the strengthening of our management team."

Mr Sands said: "I am delighted to be joining Standard Chartered. It is a world-class bank with a powerful franchise in Asia, Africa and the Middle East. I am looking forward to playing my part in delivering on the Bank's agenda to generate significantly better returns and sustained growth. I am also pleased that I will be working with a very strong team in the finance department."

Mr Sands, who is married with four children, grew up in Asia. He graduated from Oxford University and holds a Masters in Public Administration from Harvard University, where he was a Harkness Fellow. His wife is the author Betsy Tobin.

– Ends –

For further information please contact:

Steve Seagrove Group Head of Corporate Affairs +44 (0)20 7280 7164

Paul Marriage Head of Media Relations +44 (0)20 7280 7163

www.standardchartered.com

Photographs of Mr Sands are available at www.newscast.co.uk.

Note to Editors:

Standard Chartered – the world's leading emerging markets bank

Standard Chartered is the world's leading emerging markets bank. It employs 30,000 people in over 500 offices in more than 50 countries in the Asia Pacific Region, South Asia, the Middle East, Africa, United Kingdom and the Americas.

The Bank serves both Consumer and Wholesale banking customers. Consumer Banking provides credit cards, personal loans, mortgages, deposit taking and wealth management services to individuals and small/medium sized businesses. The Wholesale Bank provides services to multinational, regional and domestic corporate and institutional clients in trade finance, cash management, custody, lending, foreign exchange, interest rate management and debt capital markets.

With nearly 150 years in the emerging markets the Bank has unmatched knowledge and understanding of its customers in its markets.

Standard Chartered recognises its responsibilities to its staff and to the communities in which it operates.

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	AGM Statement
Released	12:06 2 May 2002
Number	4267V

Excerpts from the speech made to shareholders by Sir Patrick Gillam, Chairman, Standard Chartered PLC, at the Annual General Meeting held today at 12:00 noon in London

"When I spoke to you last May we knew that the slowdown in the US economy would have an effect on many of our markets. What we could not have known about was September 11th. This would prove to be a catalyst for a more dramatic impact on the global economy, severely reducing GDP growth.

In the circumstances, we can be pleased with many aspects of our results in 2001. We increased revenues by 9 per cent and maintained cost growth at 5 per cent including the impact of acquisitions.

Although the pre-tax profit figure was affected by a significant increase in the bad debt charge, our progress and our confidence in our future has enabled your Board to recommend a final dividend of 29.1 cents. This gives a total dividend of 41.92 cents for 2001, an increase of 10 per cent over 2000.

I am sure you have noticed from the Annual Report and the displays outside that we have changed our branding. This is to meet a need to be more contemporary and dynamic in our markets. Unlike several other companies we have not changed our name. We believe this change in branding will have a significant and very positive effect on our business.

In 2001, great effort was made to integrate the acquisitions made in 2000 of Grindlays and Chase Hong Kong and also to ensure that the cost savings that we had identified from our wider efficiency programme were achieved. We are ahead of schedule in these programmes.

In the Annual Report we commented on two particular areas which adversely affected our performance – Malaysia and Hong Kong bankruptcies.

Malaysia bore the brunt of the US downturn and the Bank's profitability there was significantly affected. We have taken action. Management changes have been made and underwriting and credit standards tightened. With slow recovery in the United States, Malaysia too is improving. This year, growth is forecast at three per cent and over five per cent next year. This change in economic outlook is already being reflected in our trading.

In Hong Kong, the banking sector has been affected by the growth in personal bankruptcies. As the market leader in credit cards, this has directly affected us. When we announced our results, we said that personal bankruptcies in Hong Kong would continue to be an important issue this year. This has been the case. In the first quarter bankruptcy related provisions totalled US$66 million.

Notwithstanding the problems caused by this situation in Hong Kong, the Group overall performed solidly in the first quarter. I am confident that when we announce our interim results on August 7th, we will continue to demonstrate steady progress.

I am delighted to welcome Mervyn Davies as Group Chief Executive. Mervyn became a member of the Board in 1997, having joined Standard Chartered in 1993. He has wide experience of all aspects of banking. He worked in Asia for several years, and latterly was based in Hong Kong with responsibility for North East Asia and for Technology and Operations. He has an enormous knowledge and understanding of the Bank and our markets.

He takes over an institution that:

- Has a clear strategy

- Is in the right markets and businesses

- Offers the right products.

But the performance had slipped. We have made changes hence the enormous importance of the agenda that Mervyn set out in the Report and Accounts.

Let me remind you. We must improve return on equity and our performance by:

- Better capital efficiency

- Building market share in Consumer Banking

- Increasing returns in the Wholesale Bank

- Controlling risk more effectively

- Positioning ourselves to capture the potential of China

- Continuing to reduce costs and increase efficiency

We are already making real progress:

For example, we recently set out our plans for deploying capital into our high returning consumer businesses. These plans are vital to our achieving the target of a 20 per cent return on equity over time.

We are also seeing real benefit from major investment in technology and operations. This modernisation of the Bank will have a significant impact on our profitability in the future.

Turning to the global economy there are signs that the US is recovering and this is positive for Asia. We expect moderate growth in Hong Kong and Singapore in 2002, accelerating in 2003.

Other markets, such as India and the UAE, continue to show resilience, supported by steady domestic demand. We also expect low global inflation in 2002, which should prevent a rapid rise in interest rates.

China too continues to develop and grow. Accession by China to WTO is a tremendous opportunity for Standard Chartered – we are one of a very small number of foreign banks positioned to benefit as the Chinese banking market opens.

However, we need to exercise some caution when assessing the economic outlook. The continuing conflict in the Middle East creates worldwide uncertainty and banks around the world are troubled also by events in Argentina and the collapse of companies like Enron.

Looking forward, we will continue to serve the banking needs of the emerging middle class in many of our markets in Asia and Africa. This fuels the demand for our products and services. It is our real opportunity and why our focus continues to be on increasing market share.

We remain committed to listing in Hong Kong and there is a possibility that we will seek to do so in the second half of this year. Any decision on structure and timing will take account of our desire to maximise return on equity."

- Ends -

For further information please contact:

Steve Seagrove Group Head of Corporate Affairs +44 (0)20 7280 7164

Paul Marriage Head of Media Relations +44 (0)20 7280 7163

www.standardchartered.com

Note to Editors:

Standard Chartered – the world's leading emerging markets bank

Standard Chartered is the world's leading emerging markets bank. It employs 30,000 people in over 500 offices in more than 50 countries in the Asia Pacific Region, South Asia, the Middle East, Africa, United Kingdom and the Americas.

The Bank serves both Consumer and Wholesale banking customers. Consumer Banking provides credit cards, personal loans, mortgages, deposit taking and wealth management services to individuals and small/medium sized businesses. The Wholesale Bank provides services to multinational, regional and domestic corporate and institutional clients in trade finance, cash management, custody, lending, foreign exchange, interest rate management and debt capital markets.

With nearly 150 years in the emerging markets the Bank has unmatched knowledge and understanding of its customers in its markets.

Standard Chartered recognises its responsibilities to its staff and to the communities in which it operates.

END

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Full Text Announcement

Company	Standard Chartered PLC
TIDM	STAN
Headline	Directorate Change
Released	13:37 3 May 2002
Number	4938V

Board changes

Standard Chartered PLC announced at its Annual General Meeting yesterday that Mr Keith Mackrell would be standing down as non-executive director with immediate effect. During his time on the board he has provided invaluable guidance, advice and support.

For further information please contact:

Sharon O'Donovan

Assistant Secretary

Tel: 020 7280 7110

END

Company website

Full Text Announcement

Company	Standard Chartered PLC
TIDM	STAN
Headline	BusinessPresentations in Asia
Released	13:12 10 May 2002
Number	7577V

Standard Chartered PLC has organised a series of business presentations in Hong Kong, Shanghai and for sell-side analysts, during the week commencing 13th May. The presentation slides, together with additional bullet points, will be available on Standard Chartered's website each day (www.standardchartered.com).

A number of the Bank's senior management team will participate, including

Mike DeNoma, Group Executive Director with responsibility for Consumer Banking; Peter Wong, Director of Standard Chartered Bank with responsibility for North East Asia; Vishnu Mohan, Chief Executive Thailand; Jaspal Bindra, Chief Executive, India; and David Edwards, Group Head of Risk Management.

A summary of each day is as follows:

Day 1

Hong Kong Overview, Economy, Consumer Banking and Wholesale Banking Presentations

Day 2

Consumer Bank - Overview, Risk Management, Business Intelligence Unit, Brand / Marketing, Singapore and Taiwan businesses. Shared Service Centres. Economic Overview SE Asia.

Day 3

China Overview, Economy, and Business Presentations

Day 4

Thailand Overview, Economy and Business Presentations

Day 5

India Overview, Economy and Business Presentations

Mervyn Davies, Group Chief Executive, said: "We are focused on delivering performance from our business and turning potential into results. We have excellent market positions, not just in Hong Kong but also a range of other markets".

Key themes from each day will be:

Day 1:

Standard Chartered is facing challenging conditions in Hong Kong at the current time, with deflation persisting and personal bankruptcies affecting the unsecured lending portfolio. Bankruptcy related bad debts rose from US$45 million in Q4 2001 to US$66 million in Q12002. It is unclear whether or not this trend has peaked, however Standard Chartered is confident that the situation will improve over time due to the actions it has taken

(for example: reducing selected credit lines, lobbying for the establishment of a credit bureau), and as the economy improves. We continue to believe that our cards and personal loan businesses offer excellent potential.

Overall Hong Kong continues to offer good prospects and Standard Chartered is strongly positioned.

Mortgage pricing pressure in Hong Kong is tapering off and Standard Chartered continues to grow market share taking a 19% share of new business in the first quarter.

Wealth management will become an increasingly important contributor to the Hong Kong business. In 2001 Standard Chartered's mutual fund distribution, bancassurance and retail FX businesses all achieved strong growth.

We have a strong Wholesale Banking business in Hong Kong which has demonstrated good growth in high returning products such as cash management and global markets, where we are a leading player.

Day 2:

Standard Chartered's markets have a large and growing demand for consumer banking services. With its focus on attractive customer segments and products Standard Chartered is well positioned to take advantage of this opportunity. Standard Chartered is growing fast in large markets but where current market share is low.

Standard Chartered's Consumer Banking business is targeting a sub-50% cost-income ratio over time.

Standard Chartered has strong skills in risk management and knowledge-based management which are applied to the Consumer Banking business. Increases in delinquency levels (30dpd) were relatively limited in 2001.

The recent launch of its new brand is revitalising Standard Chartered's image.

In Singapore Consumer Banking has achieved an excellent recent performance. With the benefit of the enhanced QFB licence it is now positioned very well to compete with both local and other international banks.

In Taiwan, Consumer Banking has turned a loss of US$30 million in 1999 to a trading profit of US$3 million in 2001. Looking forward it expects to increase market share in a growing overall market.

The whole bank is making great progress with its efficiency programme through shared service centres in Chennai, Kuala Lumpur and China; which are now handling an increasing amount of the bank's processing operations, technology and support functions. Standard Chartered increased its targets for cost savings from this programme in February. In addition there are further opportunities and efficiencies being planned as a result of the shared service centres - beyond the scope of the current programme.

Mike DeNoma said "While we're facing some near term challenges in Hong Kong our Consumer Banking business overall performed solidly in the first quarter. We have excellent consumer businesses in a range of markets, not just Hong Kong. Singapore, India, Thailand, Taiwan, UAE and others all offer excellent potential. We have strong market positions and a focused strategy to target attractive customer segments and products".

Day 3:

China represents a major opportunity following WTO accession, although it will be some years before there is a significant impact on the bank's overall profitability.

Standard Chartered is well positioned to take advantage of this opportunity and is taking action to ensure that it will be one of the foreign banks which benefit from the opening of the Wholesale Banking and Consumer Banking markets over the next five years.

Day 4

In the first quarter of 2002 Standard Chartered Nakornthon Bank became profitable for the first time with a profit of US$3 million. Thailand offers good opportunities to build a major Consumer Banking business.

Standard Chartered's Wholesale Bank in Thailand benefits from strong relationships and a focused strategy.

India has become one of Standard Chartered's most important markets and the Bank can demonstrate significant progress over the past three years. The Bank has a focused strategy on high returning products, and a strong market position in both Consumer and Wholesale Banking to generate profitable growth and take advantage of the significant opportunity in this market.

The integration of Grindlays is proceeding well and is ahead of schedule.

- ENDS -

For further information please contact:

Steve Seagrove Group Head of Corporate Affairs +44 (0)20 7280 7164

Paul Marriage Head of Media Relations +44 (0)20 7280 7163

www.standardchartered.com

Note to Editors:

Standard Chartered – the world's leading emerging markets bank

Standard Chartered is the world's leading emerging markets bank. It employs 30,000 people in over 500 offices in more than 50 countries in the Asia Pacific Region, South Asia, the Middle East, Africa, United Kingdom and the Americas.

The Bank serves both Consumer and Wholesale banking customers. Consumer Banking provides credit cards, personal loans, mortgages, deposit taking and wealth management services to individuals and small/medium sized businesses. The Wholesale Bank provides services to multinational, regional and domestic corporate and institutional clients in trade finance, cash management, custody, lending, foreign exchange, interest rate management and debt capital markets.

With nearly 150 years in the emerging markets the Bank has unmatched knowledge and understanding of its customers in its markets.

Standard Chartered recognises its responsibilities to its staff and to the communities in which it operates.

END

Full Text Announcement

Company	Standard Chartered PLC
TIDM	STAN
Headline	Directorate Change
Released	15:44 10 May 2002
Number	7683V

Director's Details

Further to Standard Chartered's announcement that Mr Peter Sands will be appointed to the Board with effect from 14 May 2002, the Company confirms that there are no details to be disclosed under paragraph 6.F.2 (b) to (g) of the Listing Rules.

END

Company website

Full Text Announcement

Company	Standard Chartered PLC
TIDM	STAN
Headline	Additional Listing
Released	09:40 16 May 2002
Number	9984V

Standard Chartered PLC.

1,622,990 Ordinary shares of US $0.50 each have been issued and allotted pursuant to the Final Dividend for the year ended 31 December 2001. Accordingly, application has been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. The Shares rank pari passu with the existing issued shares of the Company. Dealings are expected to commence on 17 May 2002.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

END.

END

Company website

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	16:45 14 May 2002
Number	9120V

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

EVAN MERVYN DAVIES

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

E M DAVIES

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

EXERCISE BY MR DAVIES OF AN AWARD MADE UNDER THE STANDARD CHARTERED 1995 RESTRICTED SHARE SCHEME

7) Number of shares/amount of stock acquired:

1,503

8) Percentage of issued class:

0.00013%

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

ORDINARY SHARES OF USD0.50 EACH FULLY PAID

12) Price per share:

868p

13) Date of transaction:

13 MAY 2002

14) Date company informed:

14 MAY 2002

15) Total holding following this notification:

42,509

16) Total percentage holding of issued class following this notification

0.00376%

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

N/A

18) Period during which or date on which exercisable:

N/A

19) Total amount paid (if any) for grant of the option:

N/A

20) Description of shares or debentures involved: class, number:

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

22) Total number of shares or debentures over which options held following this notification:

N/A

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

TERRY SKIPPEN

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of Notification: .... 14 MAY 2002

END

Company website

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	15:31 16 May 2002
Number	0328W

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

PETER ALEXANDER SANDS

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

N/A

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

PURCHASE OF SHARES

7) Number of shares/amount of stock acquired:

2,000

8) Percentage of issued class:

0.00018%

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

ORDINARY SHARES OF USD0.50 EACH FULLY PAID

12) Price per share:

868p

13) Date of transaction:

16 MAY 2002

14) Date company informed:

16 MAY 2002

15) Total holding following this notification:

2,000

16) Total percentage holding of issued class following this notification

0.00018%

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

N/A

18) Period during which or date on which exercisable:

N/A

19) Total amount paid (if any) for grant of the option:

N/A

20) Description of shares or debentures involved: class, number:

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

22) Total number of shares or debentures over which options held following this notification:

N/A

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

TERRY SKIPPEN

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of Notification: .... 16 MAY 2002

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	15:21 17 May 2002
Number	0969W

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

MR E M DAVIES

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

MR E M DAVIES

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

SHARE DIVIDEND ELECTION

7) Number of shares/amount of stock acquired:

1,003

8) Percentage of issued class:

0.00009%

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

ORDINARY SHARES OF USD0.50 EACH FULLY PAID

12) Price per share:

843p

13) Date of transaction:

17 MAY 2002

14) Date company informed:

17 MAY 2002

15) Total holding following this notification:

43,512

16) Total percentage holding of issued class following this notification

0.00384%

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

N/A

18) Period during which or date on which exercisable:

N/A

19) Total amount paid (if any) for grant of the option:

N/A

20) Description of shares or debentures involved: class, number:

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

22) Total number of shares or debentures over which options held following this notification:

N/A

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

TERRY SKIPPEN

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of Notification: .... 17 MAY 2002

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	15:23 17 May 2002
Number	0973W

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

SIR PATRICK GILLAM

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

A. COMPUTERSHARE COMPANY NOMINEES LIMITED – 36,713
B. RBS TRUST COMPANY (JERSEY) LIMITED – 23,725

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

SHARE DIVIDEND ELECTION

7) Number of shares/amount of stock acquired:

A. 867
B. 560

8) Percentage of issued class:

A. 0.00008%
B. 0.00005%

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

ORDINARY SHARES OF USD0.50 EACH FULLY PAID

12) Price per share:

843p

13) Date of transaction:

17 MAY 2002

14) Date company informed:

17 MAY 2002

15) Total holding following this notification:

61,865

16) Total percentage holding of issued class following this notification

0.00547%

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

N/A

18) Period during which or date on which exercisable:

N/A

19) Total amount paid (if any) for grant of the option:

N/A

20) Description of shares or debentures involved: class, number:

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

22) Total number of shares or debentures over which options held following this notification:

N/A

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

TERRY SKIPPEN

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of Notification: .... 17 MAY 2002

END

Company website

Full Text Announcement

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	15:25 17 May 2002
Number	0977W

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

MR D G MOIR

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

A. MR D G MOIR – 10,207
B. BANCO NOMINEES (GUERNSEY) LIMITED – 100,000

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

SHARE DIVIDEND ELECTION

7) Number of shares/amount of stock acquired:

A. 241
B. 2,362

8) Percentage of issued class:

A. 0.00002%
B. 0.00021%

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

ORDINARY SHARES OF USD0.50 EACH FULLY PAID

12) Price per share:

843p

13) Date of transaction:

17 MAY 2002

14) Date company informed:

17 MAY 2002

15) Total holding following this notification:

112,810

16) Total percentage holding of issued class following this notification

0.00997%

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

N/A

18) Period during which or date on which exercisable:

N/A

19) Total amount paid (if any) for grant of the option:

N/A

20) Description of shares or debentures involved: class, number:

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

22) Total number of shares or debentures over which options held following this notification:

N/A

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

TERRY SKIPPEN

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of Notification: .... 17 MAY 2002

END

Company website

Full Text Announcement

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	15:27 17 May 2002
Number	0979W

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

MR A W P STENHAM

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

MR A W P STENHAM

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

SHARE DIVIDEND ELECTION

7) Number of shares/amount of stock acquired:

525

8) Percentage of issued class:

0.00005%

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

ORDINARY SHARES OF USD0.50 EACH FULLY PAID

12) Price per share:

843p

13) Date of transaction:

17 MAY 2002

14) Date company informed:

17 MAY 2002

15) Total holding following this notification:

22,780

16) Total percentage holding of issued class following this notification

0.00201%

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

N/A

18) Period during which or date on which exercisable:

N/A

19) Total amount paid (if any) for grant of the option:

N/A

20) Description of shares or debentures involved: class, number:

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

22) Total number of shares or debentures over which options held following this notification:

N/A

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

TERRY SKIPPEN

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of Notification: .... 17 MAY 2002

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	15:29 17 May 2002
Number	0982W

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

MR R H P MARKHAM

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

MR R H P MARKHAM

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

SHARE DIVIDEND ELECTION

7) Number of shares/amount of stock acquired:

47

8) Percentage of issued class:

0.000004%

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

ORDINARY SHARES OF USD0.50 EACH FULLY PAID

12) Price per share:

843p

13) Date of transaction:

17 MAY 2002

14) Date company informed:

17 MAY 2002

15) Total holding following this notification:

2,047

16) Total percentage holding of issued class following this notification

0.00018%

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

N/A

18) Period during which or date on which exercisable:

N/A

19) Total amount paid (if any) for grant of the option:

N/A

20) Description of shares or debentures involved: class, number:

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

22) Total number of shares or debentures over which options held following this notification:

N/A

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

TERRY SKIPPEN

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of Notification: .... 17 MAY 2002

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	15:33 17 May 2002
Number	0990W

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

MR HO KWONPING

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

HO KWONPING

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

SHARE DIVIDEND ELECTION

7) Number of shares/amount of stock acquired:

50

8) Percentage of issued class:

0.000004%

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

ORDINARY SHARES OF USD0.50 EACH FULLY PAID

12) Price per share:

843p

13) Date of transaction:

17 MAY 2002

14) Date company informed:

17 MAY 2002

15) Total holding following this notification:

2,178

16) Total percentage holding of issued class following this notification

0.00019%

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

N/A

18) Period during which or date on which exercisable:

N/A

19) Total amount paid (if any) for grant of the option:

N/A

20) Description of shares or debentures involved: class, number:

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

22) Total number of shares or debentures over which options held following this notification:

N/A

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

TERRY SKIPPEN

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of Notification: .... 17 MAY 2002

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	15:36 17 May 2002
Number	0993W

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

SIR RALPH ROBINS

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

SIR RALPH ROBINS

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

SHARE DIVIDEND ELECTION

7) Number of shares/amount of stock acquired:

91

8) Percentage of issued class:

0.000008%

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

ORDINARY SHARES OF USD0.50 EACH FULLY PAID

12) Price per share:

843p

13) Date of transaction:

17 MAY 2002

14) Date company informed:

17 MAY 2002

15) Total holding following this notification:

3,920

16) Total percentage holding of issued class following this notification

0.00035%

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

N/A

18) Period during which or date on which exercisable:

N/A

19) Total amount paid (if any) for grant of the option:

N/A

20) Description of shares or debentures involved: class, number:

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

22) Total number of shares or debentures over which options held following this notification:

N/A

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

TERRY SKIPPEN

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of Notification: .... 17 MAY 2002

END

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Full Text Announcement

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	15:39 17 May 2002
Number	0998W

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

MR R C CHAN

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

ING BARINGS

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

SHARE DIVIDEND ELECTION

7) Number of shares/amount of stock acquired:

52

8) Percentage of issued class:

0.000004%

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

ORDINARY SHARES OF USD0.50 EACH FULLY PAID

12) Price per share:

843p

13) Date of transaction:

17 MAY 2002

14) Date company informed:

17 MAY 2002

15) Total holding following this notification:

2,294

16) Total percentage holding of issued class following this notification

0.00020%

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

N/A

18) Period during which or date on which exercisable:

N/A

19) Total amount paid (if any) for grant of the option:

N/A

20) Description of shares or debentures involved: class, number:

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

22) Total number of shares or debentures over which options held following this notification:

N/A

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

TERRY SKIPPEN

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of Notification: .... 17 MAY 2002

END

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Full Text Announcement

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	11:05 21 May 2002
Number	1992W

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

PETER ALEXANDER SANDS

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

N/A

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

GRANT OF OPTIONS TO THE DIRECTOR NAMED IN 2) ABOVE, UNDER:

i. THE 2001 PERFORMANCE SHARE PLAN
ii. THE 2000 EXECUTIVE SHARE OPTION SCHEME
iii. THE 1997 RESTRICTED SHARE SCHEME

7) Number of shares/amount of stock acquired:

N/A

8) Percentage of issued class:

N/A

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

N/A

12) Price per share:

N/A

13) Date of transaction:

N/A

14) Date company informed:

N/A

15) Total holding following this notification:

N/A

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

20 MAY 2002

18) Period during which or date on which exercisable:

i) and ii) THESE OPTIONS ARE EXERCISABLE DURING THE PERIOD BETWEEN 3 AND 10 YEARS FROM THE DATE OF GRANT, SUBJECT TO CERTAIN PERFORMANCE CRITERIA

iii) 50 PER CENT OF THE AWARD IS EXERCISEABLE AFTER 2 YEARS, AND THE BALANCE OF THE AWARD MUST BE EXERCISED BETWEEN 3 AND 7 YEARS FROM DATE OF GRANT

19) Total amount paid (if any) for grant of the option:

NIL

20) Description of shares or debentures involved: class, number:

i. 52,216 ORDINARY SHARES OF USD0.50 EACH
ii. 208,865 ORDINARY SHARES OF USD0.50 EACH
iii. 52,216 ORDINARY SHARES OF USD0.50 EACH

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

i. and iii) NIL COST
ii. 861.8p

22) Total number of shares or debentures over which options held following this notification:

313,297

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

TERRY SKIPPEN

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of Notification:	.... 21 MAY 2002

END

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Full Text Announcement

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	15:52 21 May 2002
Number	2217W

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

LORD STEWARTBY

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

RBSTB NOMINEES

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

REINVESTMENT OF A DIVIDEND IN A GENERAL NON DISCRETIONARY PEP

7) Number of shares/amount of stock acquired:

98

8) Percentage of issued class:

0.000009%

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

ORDINARY SHARES OF USD0.50 EACH

12) Price per share:

860p

13) Date of transaction:

17 MAY 2002

14) Date company informed:

21 MAY 2002

15) Total holding following this notification:

14,738

16) Total percentage holding of issued class following this notification

0.00130%

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

N/A

18) Period during which or date on which exercisable:

N/A

19) Total amount paid (if any) for grant of the option:

N/A

20) Description of shares or debentures involved: class, number:

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

22) Total number of shares or debentures over which options held following this notification:

N/A

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

TERRY SKIPPEN

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of Notification: .... 21 MAY 2002

END

Company website

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	10:22 29 May 2002
Number	5792W

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

MR K S NARGOLWALA

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

MR K S AND MRS A NARGOLWALA

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

PURCHASE OF SHARES

7) Number of shares/amount of stock acquired:

5,000

8) Percentage of issued class:

0.00044%

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

ORDINARY SHARES OF USD0.50 EACH FULLY PAID

12) Price per share:

799p

13) Date of transaction:

28 MAY 2002

14) Date company informed:

28 MAY 2002

15) Total holding following this notification:

60,000

16) Total percentage holding of issued class following this notification

0.00530%

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

N/A

18) Period during which or date on which exercisable:

N/A

19) Total amount paid (if any) for grant of the option:

N/A

20) Description of shares or debentures involved: class, number:

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

22) Total number of shares or debentures over which options held following this notification:

N/A

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

TERRY SKIPPEN

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of Notification: .... 29 MAY 2002

END

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Sharon O'Donovan
Assistant Secretary

9 May, 2002

Standard Chartered

Group Secretary's Department
Telephone: 020 7280 7110
Fax: 020 7280 7112
E-mail: sharon.odonovan@uk.standardchartered.com

Registrar of Companies
Companies House
Crown Way
CARDIFF
CF14 3UZ

Dear Sirs

Standard Chartered PLC
Company Number : 966425

Please find enclosed a certified copy of the Company's Memorandum and Articles of Association, amended to reflect special resolutions which were passed at the Company's Annual General Meeting on 2 May 2002, which have already been filed at Companies House.

We would be grateful if you would acknowledge receipt of this letter and enclosures on the business reply card enclosed.

Yours faithfully

J M E O'Donovan

No. 966425

THE COMPANIES ACTS

PUBLIC COMPANY LIMITED BY SHARES

Memorandum

AND

Articles of Association

OF

STANDARD CHARTERED PLC

6 May 1993
Amended 3 December 1993
Amended 5 May 1994
Amended 9 May 1996
Amended 8 May 1997
Amended 11 May 2000
Amended 18 January 2001
Amended 3 May 2001
Amended 2 May 2002

CERTIFIED A TRUE COPY

Gordon A Bentley
Company Secretary

Company No: 966425

THE COMPANIES ACT 1985

PUBLIC COMPANY LIMITED BY SHARES

RESOLUTIONS

OF

STANDARD CHARTERED PLC

At the Annual General Meeting of the above-named Company held on 2 May 2002 the following resolutions were duly passed:

ORDINARY RESOLUTION (RESOLUTION 9)

1. That the Board be authorised, generally and without conditions, to allot relevant securities (as defined in the Companies Act 1985) up to a total nominal value of US$207,858,450 made up of ordinary shares of US$0.50 each; such authority to apply for the period from 2 May 2002 to the end of next year's annual general meeting, but during this period the Company may make offers, and enter into agreements, which would, or might, require relevant securities to be allotted after the authority ends and the Board may allot relevant securities under any such offer or agreement, as if the authority had not ended.

SPECIAL RESOLUTIONS (RESOLUTIONS 10, 11 &12)

2. That under the authority given by Resolution 9, the Board be given power to allot equity securities (as defined in the Companies Act 1985) for cash under the authority given by that resolution, free of the restriction in section 89(1) of the Companies Act 1985, such power to be limited to:

    (a) the allotment of equity securities in connection with an offer of equity securities open for a period decided on by the Board:

(i) to ordinary shareholders on the register on a particular date, in proportion (as nearly as may be) to their existing holdings; and

(ii) to people who are registered on a particular date as holders of other classes of equity securities, if this is required by the rights of those securities or, if the Board considers it appropriate, as permitted by the rights of those securities,

and so that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with fractional entitlements, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter; and

(b) the allotment (otherwise than under (a) above) of equity securities up to a total nominal value of US$28,266,962;

such power to apply from 2 May 2002 until the end of next year's annual general meeting, but during this period the Company may make offers, and enter into agreements, which would, or might, require equity securities to be allotted after the power ends and the Board may allot equity securities under any such offer or agreement as if the power had not ended.

3. That the Company be authorised, generally and without conditions, to make market purchases (as defined in the Companies Act 1985) of its ordinary shares of US$0.50 provided that:

(a) the Company does not purchase more than 113,098,213 shares, under this authority;

(b) the Company does not pay less for each share (before expenses) than US$0.50 (or the equivalent in the currency in which the purchase is made, calculated by reference to a spot exchange rate for the purchase of United States dollars with such other currency as selected by the directors and quoted in the London Foreign Exchange Market at or about 11.00 am (London time) on the business day before the day the Company agrees to buy the shares); and

(c) the Company does not pay more for each share (before expenses) than 5 per cent over the average of the middle market prices of the ordinary shares according to the Daily Official List of the London Stock Exchange for the five business days immediately before the date on which the Company agrees to buy the shares;

such authority to apply from 2 May 2002 until the end of next year's annual general meeting, but during this period the Company may agree to purchase shares where the purchase may not be completed (fully or partly) until after the authority ends and may make a purchase of ordinary shares in accordance with any such agreement as if the authority has not ended.

4. That the Articles of Association of the Company be altered as follows:

(A) in Article 2:

(i) by inserting, following the definition of "dollar preference shares", the following:

" "electronic signature" means anything in electronic form which the board requires to be incorporated into or otherwise associated with an electronic communication for the purpose of establishing the authenticity or integrity of the communication;"; and

(ii) by deleting the two paragraphs commencing with the words "references to a document being executed" and "references to writing", respectively, and replacing these paragraphs with the following:

"references to a document being executed include references to its being executed under hand or under seal or by any other method except by means of an electronic signature;

references to a document being signed or to signature include references to its being executed under hand or under seal or by any other method and, in the case of an electronic communication, are to its bearing an electronic signature;

references to writing include references to any method of representing or reproducing words in a legible and non-transitory form including by way of electronic communications where permitted by the board in its absolute discretion;

references to an "address" in relation to electronic communications include any number or address used for the purposes of such communications;" ;

(B) by deleting Article 64 and replacing it with the following new Article:

"<u>Votes of members</u>

64. Subject to any special terms as to voting upon which any shares may be issued or may at the relevant time be held and to any other provisions of these articles, on a show of hands every member who (being an individual) is present in person or (being

a corporation) is present by a duly authorised representative shall have one vote and every proxy appointed by a member and present at a general meeting of the company (other than the chairman of the meeting) shall have one vote. A proxy shall not have more than one vote on a show of hands even if he is also a member or is a proxy for more than one member. On a poll every member who (being an individual) is present in person or by proxy or (being a corporation) is present by a duly authorised representative or by proxy shall have one vote for every US$2 nominal value of share capital which he holds.";

(C) by deleting Article 69 and replacing it with the following new Article:

"**Votes on a poll**

69. Votes may be given either personally or by proxy. A member may not appoint more than one proxy to attend on the same occasion unless permitted by the board to do so in its absolute discretion. If a member appoints more than one proxy he shall specify the number of shares in respect of which each proxy is entitled to exercise the related votes and shall ensure that no proxy is appointed to exercise the votes which any other proxy has been appointed by that member to exercise.";

(D) by deleting the second sentence of paragraph (b) of Article 129 and replacing it with the following:

"For this purpose "relevant value" shall be calculated by reference to the average of the market value (as defined in the Listing Rules of the United Kingdom Listing Authority) of the company's ordinary shares over five consecutive dealing days selected by the board falling between the day the shares are first quoted "ex" the relevant dividend date and the day before the allotment of the new shares or in such other manner as may be determined by or in accordance with the ordinary resolution."; and

(E) by deleting Article 136 and replacing it with the following new Article:

"**Service of notices**

136. Any notice or other document (including a share certificate) may be served on or sent or delivered to any member by the company either personally or by sending it through the post addressed to the member at his registered address or by leaving it at that address addressed to the member, or where appropriate by sending it using electronic communications to an address notified by the member concerned to the company for that purpose or by publication on a web site in accordance with the Companies Acts or by any other means authorised in writing by the member concerned.

In the case of joint holders of a share, service, sending or delivery of any notice or other document on or to one of the joint holders shall for all purposes be deemed a sufficient service on or sending or delivery to all the joint holders."

G A Bentley
Group Company Secretary

No. 966425

THE COMPANIES ACTS

PUBLIC COMPANY LIMITED BY SHARES

Memorandum

AND

Articles of Association

OF

STANDARD CHARTERED PLC

6 May 1993
Amended 3 December 1993
Amended 5 May 1994
Amended 9 May 1996
Amended 8 May 1997
Amended 11 May 2000
Amended 18 January 2001
Amended 3 May 2001
Amended 2 May 2002

ARTICLES OF ASSOCIATION

of

STANDARD CHARTERED PLC

(Articles adopted on 6th May, 1993,
amended on 3rd December, 1993,
amended on 11th May, 2000,
amended on 18th January, 2001,
amended on 3rd May, 2001,
amended on 2nd May, 2002)

Exclusion of Table A

1. No regulations set out in any statute, or in any statutory instrument or other subordinate legislation made under any statute, concerning companies shall apply as the regulations or articles of the company.

Definitions

2. In these articles unless the context otherwise requires the words standing in the first column of the following table shall bear the meanings set opposite to them respectively in the second column thereof:-

WORDS	MEANING
"these articles"	means these articles of association as altered from time to time by special resolution and the expression "this article" shall be construed accordingly;
"the auditors"	means the auditors for the time being of the company or, in the case of joint auditors, any one of them;
"branch registry"	means any office of the company or of a registrar for the company at which any branch register of members shall for the time be kept;
"the board"	means the board of directors from time to time of the company or the directors present at a meeting of the directors at which a quorum is present;

"clear days"	in relation to the period of a notice means that period excluding the day when the notice is served or deemed to be served and the day for which it is given or on which it is to take effect;
"the Companies Acts"	means every statute (including any orders regulations or other subordinate legislation made under it) from time to time in force concerning companies in so far as it applies to the company;
"dollar preference shares"	means the non-cumulative preference shares of US$5.00 each comprised in the capital of the company;
"electronic signature"	means anything in electronic form which the board requires to be incorporated into or otherwise associated with an electronic communication for the purpose of establishing the authenticity or integrity of the communication;
"euro preference shares"	means the non-cumulative preference shares of €1,000 each comprised in the capital of the company;
"the holder"	in relation to any shares means the member whose name is entered in the register as the holder of those shares;
"member"	means a member of the company;
"month"	means calendar month;
"the office"	means the registered office of the company;
"ordinary shares"	means the ordinary shares of US$0.50 each comprised in the capital of the company;
"paid up"	means paid up or credited as paid up;
"person entitled by transmission"	means a person whose entitlement to a share in consequence of the death or bankruptcy of a member or of any other event giving rise to its transmission by operation of law has been noted in the register;
"preference shares"	means the sterling preference shares, the dollar preference shares and the euro preference shares;

"the register"	means the register of members of the company;
"seal"	means any common or official seal that the company may be permitted to have under the Companies Acts;
"the secretary"	means the secretary, or (if there are joint secretaries) any one of the joint secretaries, of the company and includes an assistant or deputy secretary and any person appointed by the board to perform any of the duties of the secretary;
"sterling preference shares"	means the non-cumulative preference shares of £1 each comprised in the capital of the company;
"The Stock Exchange"	means the International Stock Exchange of the United Kingdom and the Republic of Ireland Limited;
"the Uncertificated Securities Regulations"	means the Uncertificated Securities Regulations 1995 (SI 1995 No. 95/3572) as amended from time to time and any provisions of or under the Companies Acts which supplement or replace such Regulations;
"United Kingdom"	means Great Britain and Northern Ireland;

references to a document being executed include references to its being executed under hand or under seal or by any other method except by means of an electronic signature;

references to a document being signed or to signature include references to its being executed under hand or under seal or by any other method and, in the case of an electronic communication, are to its bearing an electronic signature;

references to writing include references to any method of representing or reproducing words in a legible and non-transitory form including by way of electronic communications where permitted by the board in its absolute discretion;

references to an "address" in relation to electronic communications include any number or address used for the purposes of such communications;

words or expressions to which a particular meaning is given by the Companies Acts in force when these articles or any part of these articles are adopted bear the same meaning in these articles or that part (as the case may be) save that the word "company" shall include any body corporate;

words or expressions to which a particular meaning is given by the Uncertificated Securities Regulations in force when these articles or any part of these articles are adopted bear the same meaning in these articles or that part (as the case may be);

references to a meeting shall not be taken as requiring more than one person to be present if any quorum requirement can be satisfied by one person;

references herein to a share (or to a holding of shares) being in uncertificated form or in certificated form are references, respectively, to that share being an uncertificated unit of a security or a certificated unit of a security; and

for the purposes of these articles a dematerialised instruction is properly authenticated if it complies with the specification referred to in paragraph 5(b) of Schedule 1 to the Uncertificated Securities Regulations.

Headings and notes are included only for convenience and shall not affect meaning.

Form of resolution

3. Where for any purpose an ordinary resolution of the company is required, a special or extraordinary resolution shall also be effective and where for any purpose an extraordinary resolution is required a special resolution shall also be effective.

SHARE CAPITAL

Share capital

4. The share capital of the company when this article is adopted is US$811,500,000 (divided into 1,503,000,000 ordinary shares of US$0.50 each and 12,000,000 non-cumulative preference shares of US$5 each), £500,000,000 (divided into 500,000,000 non-cumulative preference shares of £1 each) and €1,000,000,000 (divided into 1,000,000 non-cumulative preference shares of €1,000 each).

Rights attached to shares

5. Subject to the provisions of the Companies Acts and to any rights conferred on the holders of any other shares, any share may be issued with or have attached to it such rights and restrictions as the company may by ordinary resolution decide or, if no such resolution has been passed or so far as the resolution does not make specific provision, as the board may decide.

Redeemable shares

6. Subject to the provisions of the Companies Acts and to any rights conferred on the holders of any other shares, any share may be issued which is to be redeemed, or is to be liable to be redeemed at the option of the company or the holder.

Preference shares

7. (A) Issue Save to the extent inconsistent with paragraphs (B) to (J) of this article, the preference shares may be issued from time to time in one or more series (each a "series") with such rights and subject to such restrictions and limitations as the board may determine in the resolution approving the issue of such series and so that the board shall not be required to attach to any preference shares of any other series the same rights, restrictions and limitations as are attached to preference shares of any series already allocated or in issue. Each series shall be identified in such manner as the board may determine without any such determination or identification requiring any alteration to these articles.

(B) Distributions The profits of the company available for distribution and permitted by law to be distributed shall be applied, in priority to the payment of any dividend to the holders of ordinary shares and in priority to or pari passu with any payment to the holders of any other class of shares in issue (other than shares which by their terms rank in priority to the preference shares of the relevant series as regards participation in profits), in payment to the holders of

the preference shares of each series of a non-cumulative preferential dividend payable in such currency at such rates (whether fixed or calculated by reference to or in accordance with a specified procedure or mechanism), on such dates and on such other terms and conditions as may be determined by the board prior to allotment thereof.

(C) Rights on a winding-up etc. On a winding up or other return of capital (other than, unless otherwise provided by their terms of issue, a redemption, reduction or purchase by the company of any of its issued shares), the assets of the company available to shareholders shall be applied, in priority to any payment to the holders of ordinary shares and in priority to or pari passu with the holders of any other class of shares in issue (other than shares which by their terms rank in priority to the preference shares of the relevant series in a winding-up or other return of capital), in payment to the holders of the preference shares of each series of a sum equal to the aggregate of:

(i) an amount equal to the dividends accrued thereon for the then current dividend period to the date of the commencement of the winding up or other return of capital, but only to the extent that any such amount was, or would have been, payable as a cash dividend in accordance with or pursuant to this article;

(ii) an amount equal to any dividend thereon which has been resolved to be paid on or after the date of commencement of the winding-up or other return of capital but which is payable in respect of a dividend period ending on or before such date; and

(iii) the amount paid up or credited as paid up in respect of the nominal value of such preference shares together with an amount equal to such premium (if any) as may be determined by the board prior to allotment thereof (and so that the board may determine that such premium is payable only in specified circumstances).

(D) Redemption - dollar preference shares

(i) Unless otherwise determined by the board in relation to dollar preference shares of any series prior to allotment thereof, the dollar preference shares shall, subject to the provisions of the Companies Acts at the time of allotment, be redeemable at the option of the company.

(ii) In the case of any series of dollar preference shares which are to be so redeemable:

(a) the company may, subject to the provisions of the Companies Acts at the time of allotment, redeem on any redemption date (as hereinafter defined) all or some only of the dollar preference shares of such series by giving to the holders of such dollar

preference shares to be redeemed not less than 30 days' nor more than 60 days' prior notice in writing (a "notice of redemption") of the relevant redemption date;

(b) there shall be paid on each dollar preference share so redeemed, in US dollars, the aggregate of the nominal amount thereof, any premium credited as paid up on such share and, where applicable, the relevant redemption premium (as hereinafter defined) together with the dividend accrued for the then current dividend period to the redemption date but only to the extent that any such amount was, or would have been, payable as a cash dividend in accordance with or pursuant to this article. "Relevant redemption premium" means:

(1) in the case of dollar preference shares which entitle the holders thereof to dividends at a fixed rate, an amount calculated in accordance with the following formula as it applies in relation to a redemption date notified under sub-paragraph (ii)(a) above which falls within the period of twelve months commencing on the day following the fifth, sixth, seventh, eighth or ninth anniversary of such first date of allotment ("the relevant date") as referred to in sub-paragraph (ii)(a) above, as the case may be. In such case the formula for calculation of the relevant redemption premium shall be A x B, where:

"A" is the amount of dividend excluding any associated tax credit (not expressed as a percentage) calculated at the date of allotment to which the holder of the dollar preference share to be redeemed would become entitled in respect of the twelve months following allotment by virtue of the terms of issue thereof on the assumption that such amount of dividend had accrued on the dollar preference share during such period and was payable at the end of such period and on the further assumption that there shall be no change in the associated tax credit affecting the amount of dividend payable in respect of such period; and

"B" in relation to a redemption date falling within the period of twelve months commencing on the day following the fifth anniversary of the relevant date, is 66.66 per cent.,

or,

in relation to a redemption date falling within the period of twelve months commencing on the day following the

sixth anniversary of the relevant date, is 53.33 per cent.,

or,

in relation to a redemption date falling within the period of twelve months commencing on the day following the seventh anniversary of the relevant date, is 40.00 per cent.,

or,

in relation to a redemption date falling within the period of twelve months commencing on the day following the eighth anniversary of the relevant date, is 26.66 per cent.,

or,

in relation to a redemption date falling within the period of twelve months commencing on the day following the ninth anniversary of the relevant date, is 13.33 per cent.

The product of the above formula in respect of a dollar preference share may, in the board's discretion, be rounded down to the nearest whole US cent; or

(2) in the case of dollar preference shares which entitle the holders thereof to dividends at a rate which varies from time to time, in relation to a redemption date notified under sub-paragraph (ii)(a) above which falls prior to the tenth anniversary of the first date of allotment of such dollar preference shares, an amount per share equal to 3 per cent. of the aggregate of the nominal value and any premium credited as paid up on such share at the date of issue;

and no relevant redemption premium shall be payable when the redemption date falls after the tenth anniversary of the relevant date;

provided that, if permitted by the Companies Acts at the time of allotment of any series of dollar preference shares, the board may, prior to allotment, fix the date on or by which, or dates between which, the shares of such series are to be or may be redeemed and the amount payable on redemption or the manner of determination of such amount (provided that such

amount shall not be determined by reference to the board's or any other person's discretion or opinion) notwithstanding the fact that such dates or amounts fixed by the board may be different from or in addition to any date or amount derived from or set out in the provisions of sub-paragraphs (ii)(a) and (ii)(b) above;

(c) in the case of redemption of some only of the dollar preference shares of any series, the company shall for the purpose of determining the particular dollar preference shares to be redeemed cause a drawing to be made at the office or such other place as the board may approve in the presence of the auditors;

(d) whether any dollar preference shares are in certificated form or uncertificated form on the redemption date shall be determined by reference to the register as at 12.01 a.m. on the redemption date or such other time as the board may (subject to the facilities and requirements of the relevant system concerned) in their absolute discretion determine;

(e) any notice of redemption given under sub-paragraph (ii)(a) above shall specify the applicable redemption date, the particular dollar preference shares to be redeemed and the redemption price (specifying the amount of the accrued and unpaid dividend per share to be included therein and stating that dividends on the dollar preference shares to be redeemed will cease to accrue on redemption), and, only in relation to any dollar preference shares that are to be redeemed and that, on the redemption date, are in certificated form, shall state the place or places at which documents of title in respect of such dollar preference shares are to be presented and surrendered for redemption and payment of the redemption moneys is to be effected. Upon such redemption date, the company shall redeem the particular dollar preference shares to be redeemed on that date subject to the provisions of this paragraph and of the Companies Acts. No defect in the notice of redemption or in the giving thereof shall affect the validity of the redemption proceedings;

(f) the provisions of this sub-paragraph (ii)(f) shall have effect in relation to dollar preference shares for the time being issued and registered in the register of members of the company ("registered shares") that are to be redeemed and that, on the redemption date, are in certificated form and in relation to dollar preference shares that are to be redeemed which, in accordance with article 17, are for the time being issued and

outstanding in bearer form ("bearer shares") and represented by share warrants ("warrants").

Payments in respect of the amount due on redemption of a registered share shall be made by US dollar cheque drawn on a bank in the City of London or in New York City or upon the request of the holder or joint holders not later than the date specified for the purpose in the notice of redemption by transfer to a US dollar account maintained by the payee with a bank in the City of London or in New York City. Such payment will be made against presentation and surrender of the relative certificate at the place or one of the places specified in the notice of redemption and if any certificate so surrendered includes any dollar preference shares not to be redeemed on the relevant redemption date the company shall within 14 days thereafter issue to the holder, free of charge, a fresh certificate in respect of such dollar preference shares, provided that the board may determine that presentation and surrender of certificates shall not be required in which event each certificate shall be void and of no effect as from the date of payment of the amount due on the redemption of the registered shares to which the certificate relates.

Payment in respect of the amount due on redemption of a bearer share shall be made by US dollar cheque drawn on a bank in the City of London or in New York City or upon the request of the holder not later than the date specified for the purpose in the notice of redemption by transfer to a US dollar account maintained by the payee with a bank in the City of London or in New York City. Such payments will be made against presentation and surrender of the warrants and all unmatured dividend coupons and talons (if any) at the place or one of the places specified in the notice of redemption. Upon the relevant redemption date all unmatured dividend coupons and any talon for additional dividend coupons appertaining thereto (whether or not returned) shall become void and no payment will be made in respect thereof. If the warrants so surrendered represent any dollar preference shares not to be redeemed on the relevant redemption date the company shall within 14 days thereafter issue, free of charge, fresh warrants representing such bearer shares which are not to be redeemed on such redemption date.

All payments in respect of redemption moneys will in all respects be subject to any applicable fiscal or other laws;

(g) the provisions of this sub-paragraph (ii)(g) shall apply in relation to any dollar preference shares that are to be redeemed and

that, on the redemption date, are in uncertificated form. The board shall be entitled in its absolute discretion to determine the procedures for the redemption of such dollar preference shares (subject always to the facilities and requirements of the relevant system concerned). Upon being satisfied that such procedures have been effected, the company shall pay to the holder of the dollar preference shares concerned the amount due in respect of redemption of such dollar preference shares. All payments in respect of redemption moneys will in all respects be subject to any applicable fiscal or other laws;

(h) without prejudice to the generality of sub-paragraph (ii)(g) above, but subject as set out in that paragraph:-

(aa) the procedures for the redemption of any dollar preference shares may involve or include the sending by the company or by any person on its behalf of an issuer-instruction to the operator of the relevant system concerned requesting or requiring the deletion of any computer-based entries in the relevant system concerned that relate to the holding of the dollar preference shares concerned; and/or

(bb) the company may, if the board so determines (by notice in writing to the holder concerned, which notice may be included in the notice of redemption concerned) require the holder of the dollar preference shares concerned to change the form of the dollar preference shares from uncertificated to certificated form prior to the redemption date (in which case the provisions of sub-paragraph (ii)(e) as regards any dollar preference shares that are to be redeemed and that, on the redemption date, are in certificated form, and sub-paragraph (ii)(f) above shall then apply as regards the procedure for redemption);

(i) as from the relevant redemption date the dividend on the dollar preference shares due for redemption shall cease to accrue except on any such dollar preference share in respect of which, upon either the due surrender of the certificate or, as the case may be, the warrants and all unmatured dividend coupons and talons (if any) in respect thereof, in accordance with sub-paragraph (ii)(e) above or, if the dollar preference share was in uncertificated form on the relevant redemption date, the procedures for redemption as referred to in sub-paragraph (ii)(g) above having been effected, payment of the redemption moneys due on such redemption date shall be improperly withheld or refused, in which case such dividend, at the rate then applicable, shall be deemed to have continued and shall

accordingly continue to accrue from the relevant redemption date to the date of payment of such redemption moneys. Such dollar preference shares shall not be treated as having been redeemed until the redemption moneys in question together with any accrued dividend thereon shall have been paid:

(j) if the due date for the payment of the redemption moneys on any dollar preference share is not a day on which banks in the City of London and in New York City are open for business and on which foreign exchange dealings may be conducted in the City of London and New York City (a "dollar business day") then payment of such moneys will be made on the next succeeding day which is a dollar business day and without any interest or other payment in respect of such delay; and

(k) the receipt by the holder for the time being of any registered share whether, on the redemption date, such share is in certificated or uncertificated form, (or in the case of joint holders the receipt of any one of them) and the receipt by the person delivering any warrant to the place or one of the places specified pursuant to sub-paragraph (ii)(d) above in respect of the moneys payable on redemption of such registered share or, as the case may be, such bearer share shall constitute an absolute discharge to the company in respect thereof.

(iii) Upon the redemption or purchase by the company of any dollar preference shares the board shall have power to convert the authorised but unissued dollar preference shares existing as a result of such redemption or purchase into shares of any other class of share capital into which the authorised share capital of the company is or may be divided of the same nominal amount in US dollars as the dollar preference shares or into unclassified shares of the same nominal amount in US dollars as the dollar preference shares.

(iv) Any dollar preference shares redeemed pursuant to the provisions of this paragraph (D) shall be cancelled on redemption.

(DD) Redemption - sterling preference shares

(i) Unless otherwise determined by the board in relation to sterling preference shares of any series prior to allotment thereof, the sterling preference shares shall, subject to the provisions of the Companies Acts at the time of allotment, be redeemable at the option of the company.

(ii) In the case of any series of sterling preference shares which are to be so redeemable:

(a) the company may, subject to the provisions of the Companies Acts at the time of allotment, redeem on any redemption date (as hereinafter defined) all or some only of the sterling preference shares of such series by giving to the holders of such sterling preference shares to be redeemed not less than 30 days' nor more than 60 days' prior notice in writing (a "notice of redemption") of the relevant redemption date;

(b) there shall be paid on each sterling preference share so redeemed, in pounds sterling, the aggregate of the nominal amount thereof, any premium credited as paid up on such share together with the dividend accrued for the then current dividend period to the redemption date but only to the extent that any such amount was, or would have been, payable as a cash dividend in accordance with or pursuant to this article;

(c) in the case of redemption of some only of the sterling preference shares of any series, the company shall for the purpose of determining the particular sterling preference shares to be redeemed cause a drawing to be made at the office or such other place as the board may approve in the presence of the auditors;

(d) whether any sterling preference shares are in certificated form or uncertificated form on the redemption date shall be determined by reference to the register as at 12.01 a.m. on the redemption date or such other time as the board may (subject to the facilities and requirements of the relevant system concerned) in their absolute discretion determine;

(e) any notice of redemption given under sub-paragraph (ii)(a) above shall specify the applicable redemption date, the particular sterling preference shares to be redeemed and the redemption price (specifying the amount of the accrued and unpaid dividend per share to be included therein and stating that dividends on the sterling preference shares to be redeemed will cease to accrue on redemption), and, only in relation to any sterling preference shares that are to be redeemed and that, on the redemption date, are in certificated form, shall state the place or places at which documents of title in respect of such sterling preference shares are to be presented and surrendered for redemption and payment of the redemption moneys is to be effected. Upon such redemption date, the company shall redeem the particular sterling preference shares to be redeemed on that date subject to the provisions of this paragraph and of the Companies Act. No defect in the notice of redemption or in the giving thereof shall affect the validity of the redemption proceedings;

(f) the provisions of this sub-paragraph (ii)(f) shall apply in relation to any sterling preference shares that are to be redeemed and that, on the redemption date, are in certificated form. Payments in respect of the

amount due on redemption of a sterling preference share of any series shall be made by sterling cheque drawn on a bank in the City of London or upon the request of the holder or joint holders not later than the date specified for the purpose in the notice of redemption by transfer to a sterling account maintained by the payee with a bank in the City of London. Such payment will be made against presentation and surrender of the relative certificate at the place or one of the places specified in the notice of redemption and if any certificate so surrendered includes any sterling preference shares not to be redeemed on the relevant redemption date the company shall within 14 days thereafter issue to the holder, free of charge, a fresh certificate in respect of such sterling preference shares, provided that the board may determine that presentation and surrender of certificates shall not be required in which event each certificate shall be void and of no effect as from the date of payment of the amount due on the redemption of the registered shares to which the certificate relates. All payments in respect of redemption moneys will in all respects be subject to any applicable fiscal or other laws;

(g) the provisions of this sub-paragraph (ii)(g) shall apply in relation to any sterling preference shares that are to be redeemed and that, on the redemption date, are in uncertificated form. The board shall be entitled in its absolute discretion to determine the procedures for the redemption of such sterling preference shares (subject always to the facilities and requirements of the relevant system concerned). Upon being satisfied that such procedures have been effected, the company shall pay to the holder of the sterling preference shares concerned the amount due in respect of redemption of such sterling preference shares. All payments in respect of redemption moneys will in all respects be subject to any applicable fiscal or other laws;

(h) without prejudice to the generality of sub-paragraph (ii)(g) above, but subject as set out in that paragraph:-

(aa) the procedures for the redemption of any sterling preference shares may involve or include the sending by the company or by any person on its behalf of an issuer-instruction to the operator of the relevant system concerned requesting or requiring the deletion of any computer-based entries in the relevant system concerned that relate to the holding of the sterling preference shares concerned; and/or

(bb) the company may, if the board so determines (by notice in writing to the holder concerned, which notice may be included in the notice of redemption concerned) require the holder of the sterling preference shares concerned to change the form of the preference shares from uncertificated to certificated form prior to the redemption date (in which case the provisions of

sub-paragraph (ii)(e) as regards any sterling preference shares that are to be redeemed and that, on the redemption date, are in certificated form, and sub-paragraph (ii)(f) above shall then apply as regards the procedure for redemption);

(i) as from the relevant redemption date the dividend on the sterling preference shares due for redemption shall cease to accrue except on any such sterling preference share in respect of which, upon either the due surrender of the certificate or, if the sterling preference share was in uncertificated form on the relevant redemption date, the procedures for redemption as referred to in sub-paragraph (ii)(g) above having been effected, payment of the redemption moneys due on such redemption date shall be improperly withheld or refused, in which case such dividend, at the rate then applicable, shall be deemed to have continued and shall accordingly continue to accrue from the relevant redemption date to the date of payment of such redemption moneys. Such sterling preference shares shall not be treated as having been redeemed until the redemption moneys in question together with any accrued dividend thereon shall have been paid;

(j) if the due date for the payment of the redemption moneys on any sterling preference share is not a day on which banks in the City of London are open for business (a "<u>sterling business day</u>") then payment of such moneys will be made on the next succeeding day which is a sterling business day and without any interest or other payment in respect of such delay;

(k) the receipt by the holder for the time being of any sterling preference share (or in the case of joint holders the receipt by any one of them) in respect of the moneys payable on redemption of such sterling preference share shall constitute an absolute discharge to the company in respect thereof; and

(l) the redemption of any series of sterling preference shares shall be subject to the consent of the Financial Services Authority or its successor.

(iii) Upon the redemption or purchase by the company of any sterling preference shares the board shall have power to convert the unauthorised but unissued sterling preference shares existing as a result of such redemption or purchase into shares of any other class of share capital into which the authorised share capital of the company is or may be divided of the same nominal amount in sterling as the sterling preference shares or into unclassified shares of the same nominal amount in sterling as the sterling preference shares.

(iv) Any sterling preference shares redeemed pursuant to the provisions of this paragraph (DD) shall be cancelled on redemption.

(DDD) Redemption - euro preference shares

(i) Unless otherwise determined by the board in relation to euro preference shares of any series prior to allotment thereof, the euro preference shares shall, subject to the provisions of the Companies Acts at the time of allotment, be redeemable at the option of the company.

(ii) In the case of any series of euro preference shares which are to be so redeemable:

(a) the company may, subject to the provisions of the Companies Acts at the time of allotment, redeem on any redemption date (as hereinafter defined) all or some only of the euro preference shares of such series by giving to the holders of such euro preference shares to be redeemed not less than 30 days' nor more than 60 days' prior notice in writing (a "notice of redemption") of the relevant redemption date;

(b) there shall be paid on each euro preference share so redeemed, in euro, the aggregate of the nominal amount thereof, any premium credited as paid up on such share together with the dividend accrued for the then current dividend period to the redemption date but only to the extent that any such amount was, or would have been, payable as a cash dividend in accordance with or pursuant to this article;

(c) in the case of redemption of some only of the euro preference shares of any series, the company shall for the purpose of determining the particular euro preference shares to be redeemed cause a drawing to be made at the office or such other place as the board may approve in the presence of the auditors;

(d) whether any euro preference shares are in certificated form or uncertificated form on the redemption date shall be determined by reference to the register as at 12.01 a.m. on the redemption date or such other time as the board may (subject to the facilities and requirements of the relevant system concerned) in their absolute discretion determine;

(e) any notice of redemption given under sub-paragraph (ii)(a) above shall specify the applicable redemption date, the particular euro preference shares to be redeemed and the redemption price (specifying the amount of the accrued and unpaid dividend per share to be included therein and stating that dividends on the euro preference shares to be redeemed will cease to accrue on redemption), and, only in relation to any euro preference shares that are to be redeemed and that, on the redemption date, are in certificated form, shall state the place or places at which documents of title in respect of such euro preference shares are to be presented and surrendered for redemption and payment of the redemption moneys is to be effected. Upon such redemption date, the

company shall redeem the particular euro preference shares to be redeemed on that date subject to the provisions of this paragraph and of the Companies Act. No defect in the notice of redemption or in the giving thereof shall affect the validity of the redemption proceedings;

(f) the provisions of this sub-paragraph (ii)(f) shall apply in relation to any euro preference shares that are to be redeemed, and that, on the redemption date, are in certificated form. Payments in respect of the amount due on redemption of a euro preference share of any series shall be made by euro cheque drawn on a bank in the City of London or upon the request of the holder or joint holders not later than the date specified for the purpose in the notice of redemption by transfer to a euro account maintained by the payee with a bank in the City of London. Such payment will be made against presentation and surrender of the relative certificate at the place or one of the places specified in the notice of redemption and if any certificate so surrendered includes any euro preference shares not to be redeemed on the relevant redemption date the company shall within 14 days thereafter issue to the holder, free of charge, a fresh certificate in respect of such euro preference shares, provided that the board may determine that presentation and surrender of certificates shall not be required in which event each certificate shall be void and of no effect as from the date of payment of the amount due on the redemption of the registered shares to which the certificate relates. All payments in respect of redemption moneys will in all respects be subject to any applicable fiscal or other laws;

(g) the provisions of this sub-paragraph (ii)(g) shall apply in relation to any euro preference shares that are to be redeemed and that, on the redemption date, are in uncertificated form. The board shall be entitled in its absolute discretion to determine the procedures for the redemption of such euro preference shares (subject always to the facilities and requirements of the relevant system concerned). Upon being satisfied that such procedures have been effected, the company shall pay to the holder of the euro preference shares concerned the amount due in respect of redemption of such euro preference shares. All payments in respect of redemption moneys will in all respects be subject to any applicable fiscal or other laws;

(h) without prejudice to the generality of sub-paragraph (ii)(g) above, but subject as set out in that paragraph:-

(aa) the procedures for the redemption of any euro preference shares may involve or include the sending by the company or by any person on its behalf of an issuer-instruction to the operator of the relevant system concerned requesting or requiring the deletion of any computer-based entries in the

relevant system concerned that relate to the holding of the euro preference shares concerned; and/or

(bb) the company may, if the board so determines (by notice in writing to the holder concerned, which notice may be included in the notice of redemption concerned) require the holder of the euro preference shares concerned to change the form of the euro preference shares from uncertificated to certificated form prior to the redemption date (in which case the provisions of sub-paragraph (ii)(e) as regards any euro preference shares that are to be redeemed and that, on the redemption date, are in certificated form, and subparagraph (ii)(f) above shall then apply as regards the procedure for redemption);

(i) as from the relevant redemption date the dividend on the euro preference shares due for redemption shall cease to accrue except on any such euro preference share in respect of which, upon either the due surrender of the certificate or, if the euro preference share was in uncertificated form on the relevant redemption date, the procedures for redemption as referred to in sub-paragraph (ii)(g) above having been effected, payment of the redemption moneys due on such redemption date shall be improperly withheld or refused, in which case such dividend, at the rate then applicable, shall be deemed to have continued and shall accordingly continue to accrue from the relevant redemption date to the date of payment of such redemption moneys. Such euro preference shares shall not be treated as having been redeemed until the redemption moneys in question together with any accrued dividend thereon shall have been paid;

(j) if the due date for the payment of the redemption moneys on any euro preference share is not a day on which the Trans-European Automated Real Time Gross Settlement Express Transfer System or any replacement settlement system is operating (a "euro business day") then payment of such moneys will be made on the next succeeding day which is a euro business day and without any interest or other payment in respect of such delay;

(k) the receipt by the holder for the time being of any euro preference share (or in the case of joint holders the receipt by any one of them) in respect of the moneys payable on redemption of such euro preference share shall constitute an absolute discharge to the company in respect thereof; and

(l) the redemption of any series of euro preference shares shall be subject to the consent of the Financial Services Authority or its successor.

(iii) Upon the redemption or purchase by the company of any euro preference shares the board shall have power to convert the authorised but unissued euro

preference shares existing as a result of such redemption or purchase into shares of any other class of share capital into which the authorised share capital of the company is or may be divided of the same nominal amount in euro as the euro preference shares or into unclassified shares of the same nominal amount in euro as the euro preference shares.

(iv) Any euro preference shares redeemed pursuant to the provisions to this paragraph (DDD) shall be cancelled on redemption.

(E) Voting

(i) The holder of any preference share shall not be entitled to attend or vote at any general meeting of the company except:

(a) where the dividend which is (or, but for any applicable provision of paragraph (G) of this article, would be) most recently payable on such share shall not have been paid in full;

(b) where a resolution is to be proposed at the meeting varying or abrogating any of the rights, preferences, privileges, limitations or restrictions attached to the class of shares of which such share forms part (and then only to speak and vote upon any such resolution); or

(c) in such other circumstances, and upon and subject to such terms, as the board may determine prior to the allotment of such share.

(ii) If so determined by the board prior to allotment of preference shares of any series, a holder of such shares shall be entitled to join in a requisition of a general meeting of the company in such circumstances, and upon and subject to such terms, as the board may determine prior to such allotment.

(iii) Whenever holders of preference shares are entitled to vote on a resolution, on a show of hands every such holder who is present in person shall have one vote and on a poll every such holder who is present in person or by proxy shall have such number of votes in respect of each preference share held by him as the board may determine prior to the date of allotment of such shares.

(F) No other rights No preference share shall:

(i) confer any right to participate in the profits or assets of the company other than that set out in paragraphs (B), (C) (D), (DD) and (DDD) of this article;

(ii) subject to the Companies Acts, confer any right to participate in any offer or invitation by way of rights or otherwise to subscribe for additional shares in the company; or

(iii) confer any right to participate in any issue of bonus shares save as set out in sub-paragraph (G)(iv) of this article.

(G) Non-payment of dividend All or any of the following provisions shall apply in relation to preference shares of any series ("relevant preference shares") if so determined by the board prior to allotment thereof:

(i) (a) if, on any date (the "dividend payment date") on which a dividend (the "relevant dividend") would otherwise fall to be paid on any relevant preference shares, the profits of the company available for distribution are, in the opinion of the board, insufficient to enable payment in full to be made of the relevant dividend, then:

(1) none of the relevant dividend shall be payable; or

(2) the board shall (after payment in full, or the setting aside of a sum required for payment in full of (aa) all dividends payable on or before the dividend payment date on any shares in the capital of the company ranking in priority to the relevant preference shares as to participation in profits and (bb) any special dividend referred to in sub-paragraph (vii) below), apply such profits, if any, in paying dividends to the holders of participating shares (as defined below) pro rata to the amounts of dividend on participating shares accrued and payable on or before the relevant date. For the purposes of this paragraph, the expression "participating shares" shall mean the relevant preference shares and any other shares in the capital of the company which rank pari passu as to participation in profits with the relevant preference shares and on which either (x) a dividend is payable on the dividend payment date or (y) arrears of cumulative dividends are unpaid at the dividend payment date;

but so that, if the board determines prior to allotment of any relevant preference shares that the provisions of this sub-paragraph (i)(a) shall apply in relation thereto, they shall apply one (but not both) of (1) and (2) above;

(b) if it shall subsequently appear that any such dividend which has been paid in whole or in part should not, in accordance with the provisions of this subparagraph have been so paid, then provided the board shall have acted in good faith, they shall not incur any liability for any loss which any shareholder may suffer in consequence of such payment having been made;

(c) for the avoidance of doubt, nothing contained in this article 7 (but subject always to the terms of issue of any relevant preference shares) shall impose on the board any requirement or duty to resolve to distribute in respect of any financial year the whole or any part of the profits of the company available for dividend, or remove or diminish any

of the powers, authorities or protections conferred on the board by these articles;

(ii) if in the opinion of the board the payment of any dividend on the relevant preference shares would breach or cause a breach of the Financial Services Authority's (or its sucessor's) capital adequacy requirements from time to time applicable to the company and/or any of its subsidiaries, then none of such dividend shall be payable;

(iii) if a dividend or any part thereof on the relevant preference shares is not paid for the reasons specified in subparagraphs (i) or (ii) above, the holders of such shares shall have no claim in respect of such non-payment save as provided in sub-paragraph (iv) below (if applicable);

(iv) (a) the provisions of this sub-paragraph (iv) shall apply where

(1) any dividend otherwise payable on a particular date on the relevant preference shares (a "relevant instalment") is, for the reasons specified in sub-paragraphs (i)(a)(1) or (ii) above, not payable;

(2) (aa) any special dividend referred to in sub-paragraph (vii) below shall have been paid in full or a sum shall have been set aside to provide for such payment in full; and

(bb) all dividends which are payable on or before the relevant dividend payment date on any shares in the capital of the company ranking in priority to the relevant preference shares as to participation in profits shall have been paid in full or a sum shall have been set aside to provide for such payment in full or, in the case of any such shares which confer a right to additional shares by way of capitalisation of profits or reserves pursuant to this sub-paragraph (iv) or pursuant to provisions similar to those provided in this paragraph (iv), the additional shares to which the holders of such shares are so entitled to receive in the absence of payment of any such dividend shall have been allotted to them; and

(3) the amounts (if any) standing to the credit of any of the company's reserve accounts, including capital redemption reserve (if any) and share premium account (if any), or profit and loss account and available for the purpose are in aggregate sufficient to be applied and capable of being applied in paying up in full at par additional preference shares on the basis hereinafter provided in this sub-paragraph (iv) in respect of the relevant preference shares, together with such additional preference shares as may fall to be allotted in accordance with,

or on terms similar to those described in, this sub-paragraph (iv) to the holders of any other shares in the capital of the company which rank pari passu as to participation in profits with the relevant preference shares;

(b) on the date for payment of the relevant instalment had such instalment been paid, the board shall, subject to the Companies Acts, allot and issue credited as fully paid to each holder of relevant preference shares such additional nominal amount of preference shares of the same denomination as the relevant preference shares (disregarding any fractional entitlement) as is equal to an amount determined by multiplying the cash amount of the relevant instalment which would have been payable to him had such instalment been payable (exclusive of any associated tax credit) by a factor to be determined by the board prior to allotment of the relevant preference shares;

(c) for the purposes of paying up additional preference shares to be allotted pursuant to this sub-paragraph (iv), the board shall appropriate, out of such of the accounts or reserves of the company available for the purpose as they shall determine (including any reserve denominated in pounds sterling, U.S. dollars or euro and permitted by law to be so appropriated), a sum equal to the aggregate nominal amount of the additional preference shares then to be allotted and shall make all appropriations and applications of such sum and all allotments and issues of fully paid preference shares and generally do all acts and things required to give effect thereto as they shall determine to be necessary or expedient for the purpose of giving effect to this sub-paragraph (iv);

(d) (1) this sub-paragraph (iv)(d) shall apply in any case where the amounts standing to the credit of the accounts and reserves of the company available for the purpose are not in aggregate sufficient to allow the company lawfully to allot all or some additional dollar preference shares or euro preference shares ("unallotted shares") which would otherwise fall to be allotted pursuant to subparagraph (iv)(b) above in respect of the relevant preference shares or in respect of any other shares ranking pari passu with the relevant preference shares as to participation in profits pursuant to this sub-paragraph (iv) or pursuant to terms similar to this sub-paragraph (iv) but would be sufficient were the company to allot sterling preference shares of an aggregate nominal amount, determined by the board in the manner described below, equivalent to the aggregate nominal amount of the unallotted shares;

(2) in any such case the company shall allot to the persons to whom the unallotted shares would have been allotted a number of additional sterling preference shares of an aggregate nominal

amount, credited as fully paid, determined by the board as being equivalent to the aggregate nominal amount of the unallotted shares (had they been allotted), such determination to be made by applying an appropriate rate of exchange (selected by the board) prevailing at the date on which, but for the reasons specified in sub-paragraphs (i) or (ii) above, the relevant instalment would have been payable (but so that fractions of a share shall not be allotted);

(3) such additional sterling preference shares shall carry such rights as to dividend, capital, voting and otherwise as the board deems expedient for the purpose of ensuring so far as practicable that the holders of such additional sterling preference shares shall be in no different position from that in which they would have been had they received the unallotted shares and so that (without prejudice to the generality of the foregoing):

(aa) whenever the effect on such additional sterling preference shares of any variation or abrogation of the kind referred to in paragraph (I) of this article is, in the opinion of the board, substantially the same as its effect on the dollar preference shares or euro preference shares in right of which such additional sterling preference shares were allotted, then such additional sterling preference shares shall be treated as forming part of the same class as such dollar preference shares or euro preference shares; and

(bb) for the purposes of any such meeting or written consent as referred to in paragraph (I) of this article and notwithstanding any other provision of these articles, the number of votes exercisable by a holder of such additional sterling preference shares and the nominal value thereof shall be determined by the board by converting the nominal amount of his holding of such additional sterling preference shares into US dollars or euro as appropriate at the rate of exchange referred to in (2) above (but ignoring any fractions thereby arising);

(e) as from the date of allotment thereof the additional preference shares so allotted pursuant to this sub-paragraph (iv) shall subject as provided in sub-paragraph (d) above confer the same rights and be subject to the same limitations as, and shall rank pari passu in all respects with, the relevant preference shares save only as regards participation in the relevant instalment;

(f) if any additional preference shares falling to be allotted pursuant to this sub-paragraph (iv) cannot be allotted by reason of any insufficiency in the company's authorised share capital or in the amount of relevant securities which the board is authorised to allot in accordance with Section 80 of the Companies Act 1985, the board shall convene a general meeting, to be held as soon as practicable, for the purpose of considering a resolution or resolutions effecting an appropriate increase in the authorised share capital and granting the board appropriate authority to allot relevant securities;

(v) if any dividend on any relevant preference shares is not paid in full (or a sum is not set aside to provide for its payment in full), the company may not (without the written consent of a majority in nominal value of, or the sanction of an extraordinary resolution passed at a separate general meeting of, the holders of relevant preference shares) thereafter redeem, reduce, purchase or otherwise acquire for any consideration any other share capital of the company ranking pari passu with or after the relevant preference shares (and may not set aside or establish any sinking fund for any such redemption, reduction, purchase or other acquisition) until such time as dividends on the relevant preference shares in respect of such period as the board shall determine prior to allotment of the relevant preference shares shall have been paid in full (or a sum shall have been set aside to provide for such payment in full);

(vi) subject as provided in sub-paragraph (vii) below, if any dividend on any relevant preference shares is not paid in full (or a sum is not set aside to provide for its payment in full), no dividend may thereafter be declared or paid on any other share capital of the company ranking as to dividend after the relevant preference shares (and no sum may be set aside for the payment of any such dividend on any other such share capital) until such time as dividends on the relevant preference shares in respect of such period as the board shall determine prior to allotment of the relevant preference shares shall have been paid in full (or a sum shall have been set aside to provide for such payment in full);

(vii) in any calendar year, whether or not any dividend on any relevant preference shares has been paid in full and notwithstanding any other provision of these articles, the board may, if it so resolves and subject to the Companies Acts, pay (or set aside a sufficient sum for payment of) a special dividend not exceeding £0.01 per share (or, in the case of US dollar-denominated share capital, not exceeding US$0.01 per share or, in the case of euro-denominated share capital, not exceeding €0.01 per share) on any shares in the capital of the company in respect of which no dividend has previously been paid in that calendar year. References elsewhere in this article to any dividend payable on any preference shares shall not be treated as including a reference to any special dividend paid on any relevant preference shares pursuant to this sub-paragraph (vii).

(H) Issue of Further Preference Shares The company shall be entitled at any time and from time to time and without any consent or sanction of the holders of any preference shares (subject to the terms of issue of any series thereof) to create and issue further preference share capital ranking as regards participation in the profits and assets of the company after or pari passu with such preference shares. Such creation and issue shall be deemed not to alter, vary, affect, modify or abrogate any of the rights attaching to the preference shares (subject as aforesaid) or the ordinary shares and for the avoidance of doubt such rights shall not be deemed to be varied by the alteration of any of the provisions, other than provisions as to pari passu ranking, set out in these articles in respect of any unissued preference shares. Any further series of preference shares ranking, as regards participation in profits or assets, pari passu with the preference shares then in issue may, without their creation or issue being deemed to vary the special rights attaching to the preference shares then in issue (unless otherwise specifically determined by such rights), either carry identical rights in all respects with the preference shares then in issue or carry rights differing therefrom in any respect including, but without prejudice to the foregoing, in that:-

(a) the rate and/or basis of calculating the dividend may differ and the dividend may be cumulative or non-cumulative;

(b) such shares may rank for dividends as from such date as may be provided by the terms of issue thereof and the dates for payment of dividend may differ;

(c) such shares may be denominated in any currency or, if permitted by law, any basket of currencies;

(d) a premium may be payable on return of capital or there may be no such premium;

(e) such shares may be redeemable at the option of the company or may be non-redeemable;

(f) such shares may carry a right to additional shares by way of capitalisation of profits or reserves similar to that attaching to the preference shares; and

(g) such shares may be convertible into ordinary shares or any other class of shares ranking as regards participation in the profits and assets of the company pari passu with or after the preference shares, in each case on such terms and conditions as may be prescribed by the terms of issue thereof.

(I) Variation of Rights Subject to the provisions of the Companies Acts:

(i) all or any of the rights, preferences, privileges, limitations or restrictions for the time being attached to the preference shares may from time to time (whether or not the company is being wound up) be varied or abrogated with the consent in writing of the holders of not less than three-quarters in nominal value of the preference shares of all series in issue or with the sanction of an extraordinary

resolution passed at a separate general meeting of the holders of the preference shares voting as a single class without regard for series; and

(ii) all or any of the rights, preferences, privileges, limitations or restrictions for the time being attached to preference shares of any series may be varied or abrogated so as to affect adversely such rights on a basis different from any other series of preference shares with the consent in writing of the holders of not less than three-quarters in nominal value of the preference shares of such series or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of preference shares of such series.

All the provisions of these articles as to general meetings of the company shall mutatis mutandis apply to any such separate general meeting, but so that the necessary quorum shall be a person or persons holding or representing by proxy not less than one-third in nominal value of the issued shares of the class, that every holder of shares of the class shall be entitled on a poll to one vote for every share of the class held by him, that any holder of shares of the class present in person or by proxy may demand a poll and that at any adjourned meeting of the holders one holder present in person or by proxy (whatever the number of shares held by him) shall be a quorum.

(J) Despatch of Notices, etc. The company shall send to the registered holders of preference shares a copy of every circular or other document sent to the holders of the ordinary shares at the same time as it is sent to the holders of the ordinary shares including, notwithstanding the provisions of paragraph (E), a copy of every notice convening a general meeting of the company.

Purchase of own shares

8. Subject to the provisions of the Companies Acts and to any rights conferred on the holders of any class of shares, the company may purchase all or any of its shares of any class, including any redeemable shares. Purchases or contracts for the purchase of, or under which the company may become entitled or obliged to purchase, shares in the company shall be authorised by such resolution of the company as may be required by the Companies Acts and by an extraordinary resolution passed at a separate general meeting of the holders of any class of shares which at the date on which the purchases or contracts are authorised by the company in general meeting entitle them, either immediately or at any time later on, to convert all or any of the shares of that class held by them into equity share capital of the company. Neither the company nor the board shall be required to select the shares to be purchased rateably or in any other particular manner as between the holders of shares of the same class or as between them and the holders of shares of any other class or in accordance with the rights as to dividends or capital conferred by any class of shares. In the case of preference shares which are issued on terms that they are redeemable, market purchases of such shares may not be made at a price exceeding five per cent above the average of the middle market quotation of such shares taken from The Stock Exchange Official List for the 10 business days before the date of purchase. Where any purchase of any such preference shares is to be by tender such tenders shall be available to all shareholders alike.

Variation of rights

9. Subject to the provisions of the Companies Acts and to any rights conferred on the holders of any class of shares, all or any of the rights for the time being attached to any class of shares for the time being issued may from time to time (whether or not the company is being wound up) be varied with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of those shares. All the provisions of these articles as to general meetings of the company shall mutatis mutandis apply to any such separate general meeting, but so that the necessary quorum shall be a person or persons holding or representing by proxy not less than one-third in nominal value of the issued shares of the class, that every holder of shares of the class shall be entitled on a poll to one vote for every share of the class held by him, that any holder of shares of the class present in person or by proxy may demand a poll and that at any adjourned meeting of the holders one holder present in person or by proxy (whatever the number of shares held by him) shall be a quorum.

Pari passu issues

10. The rights conferred upon the holders of any shares shall not, unless otherwise expressly provided in the rights attaching to those shares, be deemed to be varied by the creation or issue of further shares ranking pari passu with them.

Unissued shares

11. Subject to the provisions of the Companies Acts and these articles, the unissued shares of the company (whether forming part of the original or any increased capital) shall be at the disposal of the board which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms as the board may decide.

Payment of commission

12. The company may in connection with the issue of any shares exercise all powers of paying commission and brokerage conferred or permitted by the Companies Acts.

Trusts not recognised

13. Except as ordered by a court of competent jurisdiction or as required by law, no person shall be recognised by the company as holding any share upon any trust and the company shall not be bound by or required in any way to recognise (even when having notice of it) any interest in any share other than an absolute right to the whole of the share in the holder.

CERTIFICATES

Right to share certificate

14. Every person whose name is entered in the register as a holder of any shares shall (except as is otherwise provided or permitted by the Companies Acts and The Stock Exchange) be entitled, without payment, to receive within two months after allotment or lodgement of a transfer to him of those shares (or within such other period as the terms of issue shall provide) one certificate for all those shares of any one class or several certificates each for one or more of the shares of the class in question upon payment for every certificate after the first of such reasonable out-of-pocket expenses as the board may from time to time decide. In the case of a share held jointly by several persons, delivery of a certificate to one of several joint holders shall be sufficient delivery to all. A member (except a nominee) who transfers some but not all of the shares comprised in a certificate shall be entitled to a certificate for the balance without charge.

Replacement of share certificates

15. If a share certificate is defaced, worn out, lost or destroyed, it may be replaced without fee but on such terms (if any) as to evidence and indemnity and to payment of any exceptional out-of-pocket expenses of the company in investigating the evidence and preparing the indemnity as the board may decide and, where it is defaced or worn out, after delivery of the old certificate to the company.

Sealing of certificates

16. Every share certificate shall be executed under a seal or in such other manner as the board having regard to the terms of issue and any listing requirements may authorise, and shall specify the number and class of the shares to which it relates and the amount or respective amounts paid up on the shares. The board may by resolution decide, either generally or in any particular case or cases, that any signatures on any share certificates need not be autographic but may be applied to the certificates by some mechanical means or may be printed on them or that the certificates need not be signed by any person.

Bearer shares

17. (A) The company may issue share warrants under the powers given by the Companies Acts and the board may accordingly, with respect to any shares which are fully paid up (in any case in which it shall in its discretion think fit so to do), issue (upon such terms as it thinks fit and upon an application in writing by the person for the time being named in or entitled to be entered in the register as a holder of the shares in respect of which the warrant is to be issued) under seal a warrant stating that the bearer of the warrant is entitled to the shares therein specified and may, in any case in which a warrant is so issued, provide by coupons or otherwise for the payment of the future dividends or other moneys on the shares included in such warrant.

(B) Subject to the provisions of these articles and of the Companies Acts, the bearer of a warrant shall be deemed to be a member of the company and shall be entitled to the same privileges and advantages as he would have had if his name had been included in the register as the holder of the shares specified in such warrant.

(C) No person shall, as bearer of a warrant, be entitled (a) to sign a requisition for calling a meeting or to give notice of intention to submit a resolution to a meeting, or (b) to attend or vote by himself or his proxy, or exercise any privilege as a member at a meeting, unless he shall, in case (a), before or at the time of lodging such requisition or giving such notice of intention as aforesaid or, in case (b), at least three days before the day fixed for the meeting, have deposited, at the office or at such other place as may be specified in the notice, the warrant in respect of which he claims to act, attend or vote as aforesaid and unless the warrant shall remain so deposited until after the meeting and any adjournment thereof shall have been held.

(D) Not more than one name shall be received as that of the holder of a warrant.

(E) To any person so depositing a warrant there shall be delivered a certificate stating his name and address and describing the shares included in the warrant so deposited and bearing the date of issue of the certificate, and such certificate shall entitle him, or his proxy fully appointed as hereinafter provided, to attend and vote at any general meeting held within three months from the date of the certificate in the same way as if he were the registered holder of the shares specified in the certificate.

(F) Upon delivery up of the certificate to the company, the bearer of the certificate shall be entitled to receive the warrant in respect of which the certificate was given.

(G) The holder of a warrant shall not, save as aforesaid, be entitled to exercise any right as a member, unless (if called upon by any director or the secretary so to do) he produces his warrant and states his name and address.

(H) The board may from time to time make regulations as to the terms upon which, if it in its discretion thinks fit, a new warrant or coupon may be issued in any case in which a warrant or coupon may have been worn out, defaced or destroyed, but no new warrant may be issued to replace the one that has been destroyed unless the board is satisfied beyond reasonable doubt that the original has been destroyed.

(I) The shares included in any warrant shall be transferred by the delivery of the warrant without any written transfer and without registration, and to shares so included the provisions hereinafter contained with reference to the transfer of shares shall not apply.

(J) Upon the surrender of his or her warrant together with the outstanding dividend coupons, if any, in respect thereof to the company for cancellation, the bearer of a warrant shall be entitled to have his or her name entered as a member in the register in respect of the shares included in the warrant, but the company shall in no case be responsible for any loss or damage incurred by any person by reason of the company entering in its register upon the surrender of a warrant the name of any person not the true and lawful owner of the warrant surrendered.

(K) Any notice to the bearer of a warrant or to any other person who holds or is interested in shares in the company in bearer form or any related coupons or talons (if any) shall be sufficiently given if advertised in the Wall Street Journal (Eastern edition) or another similar daily newspaper with a circulation in New York City (in the case of shares denominated in US dollars) or the Financial Times or another similar daily newspaper with a circulation in the City of London (in any other case) and any such notice shall be deemed given on the day when the advertisement appears.

LIEN

Company's lien on shares not fully paid

18. The company shall have a first and paramount lien on every share (not being a fully paid share) for all amounts payable to the company (whether presently or not) in respect of that share. The company's lien on a share shall extend to every amount payable in respect of it. The board may at any time either generally or in any particular case waive any lien that has arisen or declare any share to be wholly or in part exempt from the provisions of this article.

Enforcing lien by sale

19. The company may sell, in such manner as the board may decide, any shares on which the company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within fourteen clear days after a notice in writing has been served on the holder of the shares, demanding payment and stating that if the notice is not complied with the shares may be sold. For giving effect to the sale the board may authorise some person to execute an instrument of transfer of the shares sold to or in accordance with the directions of the purchaser. The transferee shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in reference to the sale.

Application of proceeds of sale

20. The net proceeds, after payment of the costs, of the sale by the company of any shares on which it has a lien shall be applied in or towards payment or discharge of the debt or liability in respect of which the lien exists so far as it is presently payable, and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the shares prior to the sale and upon surrender, if required by the company, for cancellation of the certificate for the shares sold) be paid to the holder immediately before the sale.

CALLS ON SHARES

Calls

21. Subject to the terms of issue, the board may from time to time make calls upon the members in respect of any moneys unpaid on their shares (whether on account of the nominal amount of the shares or by way of premium) and not payable on a date fixed by or in accordance with the terms of issue, and each member shall (subject to the company serving upon him at least fourteen clear days' notice specifying when and where payment is to be made) pay to the company as required by the notice the amount called on his shares. A call may be revoked or postponed as the board may decide. A person upon whom a call is made shall remain liable for all calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made.

Payment on calls

22. A call may be made payable by instalments and shall be deemed to have been made at the time when the resolution of the board authorising the call was passed.

Liability of joint holders

23. The joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share.

Interest due on non-payment

24. If a call remains unpaid after it has become due and payable, the person from whom it is due and payable shall pay interest on the amount unpaid from the day it is due and payable to the time of actual payment at such rate, not exceeding 15 per cent. per annum, as the board may decide, but the board shall be at liberty to waive payment of the interest wholly or in part.

Sums due on allotment treated as calls

25. Any amount which becomes payable in respect of a share on allotment or on any other date fixed by or in accordance with the terms of issue, whether in respect of the nominal amount of the share or by way of premium or as an instalment of a call, shall be deemed to be a call and, if it is not paid, all the provisions of these articles shall apply as if the sum had become due and payable by virtue of a call.

Power to differentiate

26. Subject to the terms of issue, the board may on the issue of shares differentiate between the allottees or holders as to the amount of calls to be paid and the times of payment.

Payment of calls in advance

27. The board may, if it thinks fit, receive from any member who is willing to advance them all or any part of the moneys uncalled and unpaid upon any shares held by him and upon all or any of the moneys so advanced may (until they would, but for the advance, become presently payable) pay interest at such rate, not exceeding (unless the company by ordinary resolution shall otherwise direct) 15 per cent. per annum, as the board may decide.

FORFEITURE OF SHARES

Notice if call or instalment not paid

28. If any call or instalment of a call remains unpaid on any share after the day appointed for payment, the board may at any time serve a notice on the holder requiring payment

of so much of the call or instalment as is unpaid, together with any interest and expenses which may have accrued.

Form of notice

29. The notice shall name a further day (not being less than fourteen clear days from the date of the notice) on or before which, and the place where, the payment required by the notice is to be made and shall state that in the event of non-payment on or before the day and at the place appointed, the shares in respect of which the call was made or instalment is payable will be liable to be forfeited. The board may accept the surrender of any share liable to be forfeited and, in that event, references in these articles to forfeiture shall include surrender.

Forfeiture if non-compliance with notice

30. If the notice is not complied with, any share in respect of which it was given may, at any time before payment of all calls or instalments and interest due in respect of it has been made, be forfeited by a resolution of the board to that effect and the forfeiture shall include all dividends declared and other moneys payable in respect of the forfeited shares and not paid before the forfeiture.

Notice after forfeiture

31. When any share has been forfeited, notice of the forfeiture shall be served upon the person who was before forfeiture the holder of the share but no forfeiture shall be invalidated by any omission or neglect to give the notice.

Sale of forfeited shares

32. Until cancelled in accordance with the requirements of the Companies Acts, a forfeited share shall be deemed to be the property of the company and may be sold, re-allotted or otherwise disposed of either to the person who was, before forfeiture, the holder or to any other person upon such terms and in such manner as the board shall decide. The board may for the purposes of the disposal authorise some person to execute an instrument of transfer to the designated transferee. The company may receive the consideration (if any) given for the share on its disposal and if the share is in registered form may register the transferee as the holder of the share. At any time before a sale, re-allotment or disposition the forfeiture may be cancelled by the board on such terms as the board may decide.

Arrears to be paid notwithstanding forfeiture

33. A person whose shares have been forfeited shall cease to be a member in respect of them and shall surrender to the company for cancellation the certificate for the forfeited shares but shall remain liable to pay to the company all moneys which at the date of the forfeiture were payable by him to the company in respect of those shares with interest thereon at the rate of 15 per cent. per annum (or such lower rate as the board may decide) from the date of forfeiture until payment, and the company may enforce

payment without being under any obligation to make any allowance for the value of the shares forfeited or for any consideration received on their disposal.

Statutory declaration as for forfeiture

34. A statutory declaration that the declarant is a director of the company or the secretary and that a share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share. The declaration shall (subject to the execution of an instrument of transfer if necessary) constitute a good title to the share and the person to whom the share is disposed of shall not be bound to see to the application of the purchase money (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the forfeiture, sale, re-allotment or disposal.

SUSPENSION OF RIGHTS

Suspension of rights where non-disclosure of interest

35. (i) Where the holder of any shares in the company, or any other person appearing to be interested in those shares, fails to comply within the relevant period with any statutory notice in respect of those shares, the company may give the holder of those shares a further notice (a "restriction notice") to the effect that from the service of the restriction notice those shares will be subject to some or all of the relevant restrictions, and from service of the restriction notice those shares shall, notwithstanding any other provisions of these articles, be subject to those relevant restrictions accordingly.

(ii) If after the service of a restriction notice in respect of any shares the board is satisfied that all information required by any statutory notice relating to those shares or any of them from their holder or any other person appearing to be interested in the shares the subject of the restriction notice has been supplied, the company shall cancel the restriction notice. The company may at any time at its discretion cancel or suspend any restriction notice or exclude any shares from it. A restriction notice shall automatically cease to have effect in respect of any shares transferred where the transfer has been shown to the company to be pursuant to an arms length sale of those shares.

(iii) Where any restriction notice is cancelled or ceases to have effect, any moneys withheld by reason of that notice shall be paid without interest to the person who would but for the notice have been entitled to them or as he may direct.

(iv) Any new shares in the company issued in right of any shares subject to a restriction notice shall also be subject to the restriction notice, and the board may make any right to an allotment of the new shares subject to restrictions corresponding to those which will apply to those shares by reason of the restriction notice when such shares are issued.

(v) Any holder of shares on whom a restriction notice has been served may at any time request the company to give in writing the reason why the restriction notice has been served, or why it remains uncancelled, and within 14 days of receipt of such a notice the company shall give that information accordingly.

(vi) This article is in addition to, and shall not in any way prejudice or affect the statutory rights of the company arising from any failure by any person to give any information required by a statutory notice within the time specified in it. For the purpose of the article a statutory notice need not specify the relevant period, and may require any information to be given before the expiry of the relevant period.

(vii) In this article:

"arms length sale" means a sale of the entire interest in the shares the subject of the sale on a recognised stock exchange or a stock exchange on which shares in the company of that description are normally traded, or a sale of such an entire interest otherwise than on such a stock exchange to a person who had no interest in those shares at the time the relevant statutory notice was served and who is not an associate (within the definition of that expression in any statute relating to insolvency in force at the date of adoption of this article) of a person who had such an interest and who is not acting in concert (within the definition of that expression in any code on take-overs and mergers generally applicable in the United Kingdom at the date of adoption of this article) with a person who had such an interest.

"person appearing to be interested" in any shares shall mean any person named in a response to a statutory notice as being so interested or shown in any register kept by the company under the Companies Act as so interested or, taking into account a response or failure to respond in the light of the response to any other statutory notice and any other relevant information, any person whom the company has reasonable cause to believe is so interested.

"person with a 0.25 per cent. interest" means a person who holds, or is shown in any register kept by the company under the Companies Acts as having an interest in, shares in the company which comprise in total at least 0.25 per cent. in number or nominal value of the shares of the company, or of any class of such shares, in issue at the date of service of the statutory notice or the restriction notice (as the case may be).

"relevant period" means in the case of a statutory notice served on a person with a 0.25 per cent. interest, 14 days, and in any other case 28 days.

"relevant restrictions" means in the case of a restriction notice served on a person with a 0.25 per cent. interest that

(a) the shares shall not confer on the holder any right to attend or vote at any general meeting of the company or at any separate general meeting of the holders of any class of shares in the company;

(b) the board may withhold payment of all or any part of any dividends or other moneys payable in respect of the shares; and

(c) the board may decline to register a transfer of the shares or any of them unless such a transfer is shown to the board to be pursuant to an arms length sale

and in any other case mean only the restriction specified in paragraph (a) of this definition.

"statutory notice" means a notice served by the company under the Companies Acts requiring particulars of interests in shares or of the identity of persons interested in shares.

TRANSFER OF SHARES

Form of transfer

36. Subject to such of the restrictions of these articles as may be applicable, any member may transfer all or any of his shares by an instrument of transfer in any usual form or in any other form which the board may approve.

Execution of transfer

37. The instrument of transfer of a share shall be executed by or on behalf of the transferor and (in the case of a partly paid share) the transferee, and the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the register in respect of it. All instruments of transfer, when registered, may be retained by the company.

Transfer of securities without a written instrument

38. Nothing in these articles shall prevent title to any securities of the company from being evidenced and transferred without a written instrument in accordance with statutory regulations from time to time made under the Companies Acts, and the board shall have power to implement any arrangements it may think fit for such evidencing and transfer which accord with those regulations.

Right to decline registration of partly paid shares

39. The board may, in its absolute discretion and without giving any reason for so doing, decline to register any transfer of any share which is not a fully paid share.

Other rights to decline registration

40. The board may also decline to register any transfer unless:-

(a) the instrument of transfer is lodged with the company accompanied by the certificate (if any) for the shares to which it relates and/or such other evidence as the board may reasonably require to show the right of the transferor to make the transfer,

(b) the instrument of transfer is in respect of only one class of share, and

(c) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four.

Notice of refusal

41. If the board declines to register a transfer it shall, within two months after the date on which the instrument of transfer was lodged, send to the transferee notice of the refusal.

No fee for registration

42. No fee shall be charged by the company for registering any transfer or other document relating to or affecting the title to any share or for making any other entry in the register.

Closure of Register

43. The register may, subject to compliance with the requirements of the Companies Acts as to advertisement, be closed at such times and for such periods as the board may from time to time determine so however that it shall not be closed for more than thirty days in any year.

UNTRACED SHAREHOLDERS

Power to stop sending notices to untraced shareholders

44. If on two consecutive occasions notices have been sent through the post to any member at his registered address or his address for the service of notices but have been returned undelivered, such member shall not thereafter be entitled to receive notices from the company until he shall have communicated with the company and supplied in writing to the office or any branch registry a new registered address or address within the United Kingdom for the service of notices.

Power of sale of shares held by untraced shareholders

45. The company may sell any shares in the company on behalf of the holder of, or person entitled by transmission to, the shares by instructing a member of The Stock Exchange to sell them at best if:-

(i) the shares have been in issue throughout the qualifying period and at least three cash dividends have become payable on the shares during the qualifying period,

(ii) no cash dividend payable on the shares has either been claimed by presentation to the paying bank of the relative cheque or warrant or been satisfied by the transfer of funds to a bank account designated by the holder of, or person entitled by transmission to, the shares at any time during the relevant period,

(iii) so far as any director of the company at the end of the relevant period is then aware, the company has not at any time during the relevant period received any communication from the holder of, or person entitled by transmission to, the shares,

(iv) the company has caused two advertisements to be published, one in a daily newspaper with a national circulation and the other in a newspaper circulating in the area of the address of the holder of, or person entitled by transmission to, the shares shown in the register, giving notice of its intention to sell the shares and a period of three months has elapsed from the date of publication of the advertisements or of the last of the two advertisements to be published if they are published on different dates, and

(v) the company has given notice to the Quotations Department of The Stock Exchange of its intention to make the sale.

For the purpose of this paragraph of this article:

"the qualifying period" means the period of twelve years immediately preceding the date of publication of the advertisements referred to in sub-paragraph (iv) above or of the first of the two advertisements to be published if they are published on different dates; and

"the relevant period" means the period beginning at the commencement of the qualifying period and ending on the date when all the requirements of sub-paragraphs (i) to (v) above have been satisfied.

If, after the publication of either or both of the advertisements referred to in sub-paragraph (iv) above but before the company has become entitled to sell the shares pursuant to this paragraph of this article, the requirements of sub-paragraph (ii) or (iii) above cease to be satisfied, the company may nevertheless sell those shares after the requirements of sub-paragraphs (i) to (v) above have been satisfied afresh in relation to them.

If during any relevant period further shares have been issued in right of those held at the beginning of that relevant period or of any previously so issued during that relevant period and all the requirements of sub-paragraphs (ii) to (v) above have been satisfied in regard to the further shares, the company may also sell the further shares.

To give effect to any sale of shares pursuant to this paragraph of this article the board may authorise some person to transfer the shares in question and an instrument of transfer executed by that person shall be as effective as if it had been executed by the holder of, or person entitled by transmission to, the shares. The purchaser shall not be bound to see to the application of the purchase moneys nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale. The net proceeds of sale shall belong to the company and, upon their receipt, the company shall become indebted to the former holder of, or person entitled by transmission to, the shares for an amount equal to the net proceeds. No trust shall be created in respect of the debt and no interest shall be payable in respect of it and the company shall not be required to account for any moneys earned from the net proceeds which may be employed in the business of the company or as it thinks fit.

TRANSMISSION OF SHARES

Transmission on death

46. If a member dies, the survivor or survivors, where he was a joint holder, and his personal representatives, where he was a sole holder or the only survivor of joint holders, shall be the only persons recognised by the company as having any title to his shares; but nothing contained in these articles shall release the estate of a deceased holder from any liability in respect of any share held by him solely or jointly with other persons.

Entry of transmission in register

47. Where the entitlement of a person to a share in consequence of the death or bankruptcy of a member or of any other event giving rise to its transmission by operation of law is proved to the satisfaction of the board, the board shall within two months after proof cause the entitlement of that person to be noted in the register.

Election of person entitled by transmission

48. Any person entitled by transmission to a share may, subject as provided elsewhere in these articles, elect either to become the holder of the share or to have some person nominated by him registered as the holder. If he elects to be registered himself, he shall give notice to the company to that effect. If he elects to have another person registered, he shall execute an instrument of transfer of the share in favour of that person. All the provisions of these articles relating to the transfer of shares shall apply to the notice or instrument of transfer as if the death or bankruptcy of the member or other event giving rise to the transmission had not occurred and the notice or instrument of transfer was an instrument of transfer executed by the member.

Rights of person entitled by transmission

49. Where a person becomes entitled by transmission to a share, the rights of the holder in relation to that share shall cease, but the person entitled by transmission to the share may give a good discharge for any dividends or other moneys payable in respect of it and shall have the same rights in relation to the share as he would have had if he were the holder of it save that, until he becomes the holder, he shall not be entitled in respect of the share to attend or vote at any general meeting of the company or at any separate general meeting of the holders of any class of shares in the company. The board may at any time give notice requiring the person to elect either to be registered himself or to transfer the share and if the notice is not complied with within sixty days the board may withhold payment of all dividends and other moneys payable in respect of the share until the requirements of the notice have been complied with.

ALTERATION OF SHARE CAPITAL

Increase, consolidation, subdivision and cancellation

50. The company may from time to time by ordinary resolution:-

(a) increase its share capital by such sum to be divided into shares of such amount as the resolution shall prescribe;

(b) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(c) subject to the provisions of the Companies Acts, sub-divide its shares or any of them into shares of smaller amount and the resolution may determine that, as between the shares resulting from the sub-division, any of them may have any preference or advantage or be subject to any restriction as compared with the others; and

(d) cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

Fractions

51. Whenever as a result of a consolidation of shares any members would become entitled to fractions of a share, the board may deal with the fractions as it thinks fit and in particular may sell the shares representing the fractions to any person (including, subject to the provisions of the Companies Acts, the company) and distribute the net proceeds of sale in due proportion among those members and the board may authorise some person to transfer or deliver the shares to, or in accordance with the directions of, the purchaser. The person to whom any shares are transferred or delivered shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in, or invalidity of, the proceedings relating to the sale.

Reduction of capital

52. Subject to the provisions of the Companies Acts, the company may by special resolution reduce its share capital, any capital redemption reserve and any share premium account in any way.

GENERAL MEETINGS

Extraordinary general meetings

53. Any general meeting of the company other than an annual general meeting shall be called an extraordinary general meeting.

Annual general meetings

54. The board shall convene and the company shall hold general meetings as annual general meetings in accordance with the requirements of the Companies Acts.

Calling of extraordinary general meetings

55. The board may convene an extraordinary general meeting whenever it thinks fit

NOTICE OF GENERAL MEETINGS

Length of notice

56. An annual general meeting and an extraordinary general meeting called for the passing of a special resolution or a resolution appointing a person as a director shall be called by not less than twenty-one clear days' notice in writing. All other extraordinary general meetings shall be called by not less than fourteen clear days' notice in writing. The notice shall specify the place, day and time of the meeting, and the general nature of the business to be transacted. Notice of every general meeting shall be given to all members other than any who, under the provisions of these articles or the terms of issue of the shares they hold, are not entitled to receive such notices from the company, and also to the auditors or, if more than one, each of them.

Notwithstanding that a meeting of the company is called by shorter notice than that specified in this article, it shall be deemed to have been properly called if it is so agreed:-

(a) in the case of an annual general meeting, by all the members entitled to attend and vote at the meeting and

(b) in the case of any other meeting, by a majority in number of the members having a right to attend and vote at the meeting, being a majority together holding not less than 95 per cent. in nominal value of the shares giving that right.

Omission or non-receipt of notice

57. The accidental omission to give notice of a meeting or (in cases where instruments of proxy are sent out with the notice) the accidental omission to send an instrument of proxy to, or the non-receipt of either or both by, any person entitled to receive the notice shall not invalidate the proceedings at that meeting.

PROCEEDINGS AT GENERAL MEETINGS

Quorum

58. No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the choice or appointment of a chairman which shall not be treated as part of the business of the meeting. Save as otherwise provided by these articles, five members present in person or by proxy and entitled to vote shall be a quorum for all purposes.

Procedure if quorum not present

59. If within fifteen minutes (or such longer time not exceeding one hour as the chairman of the meeting may determine to wait) from the time appointed for the meeting a quorum is not present the meeting, if convened upon the requisitions of members, shall be dissolved; in any other case it shall stand adjourned to the same day in the next week at the same time and place or to such other day and at such other time and place as the chairman of the meeting may determine and at such adjourned meeting one member present in person or by proxy (whatever the number of shares held by that member) shall be a quorum.

Chairman of general meeting

60. The chairman (if any) of the board or, in his absence, the deputy chairman (if any) shall preside as chairman at every general meeting. If there is no chairman or deputy chairman, or if at any meeting neither the chairman nor any deputy chairman is present within five minutes after the time appointed for the commencement of the meeting, or if neither the chairman nor any deputy chairman is willing to act as chairman, the directors

present shall choose one of their number to act, or if one director only is present he shall preside as chairman if willing to act. If no director is present, or if each of the directors present declines to take the chair, the persons present and entitled to vote shall appoint one of their number to be chairman.

Directors' right to attend and speak

61. Each director shall be entitled to attend and speak at any general meeting of the company and at any separate general meeting of the holders of any class of shares in the company. The Chairman may invite anyone to attend and speak at any general meeting of the company or any separate general meeting of the holders of any class of shares in the company where he considers that this will assist in the deliberations of the meeting.

Adjournments

62. The chairman may at any time without the consent of the meeting adjourn any meeting (whether or not it has commenced or a quorum is present) to another time or place where it appears to him that (a) the members wishing to attend cannot be conveniently accommodated in the place appointed for the meeting (b) the conduct of persons present prevents or is likely to prevent the orderly continuation of business or (c) an adjournment is otherwise necessary so that the business of the meeting may be properly conducted. In addition, the chairman may at any time with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting to another time or place. No business shall be transacted at any adjourned meeting except business which might properly have been transacted at the meeting had the adjournment not taken place.

Notice of adjournment

63. When a meeting is adjourned for three months or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Except where these articles otherwise require, the chairman shall give notice of an adjourned meeting in such manner and of such period as he shall consider appropriate and it shall not be necessary to give any notice of the business to be transacted at an adjourned meeting.

VOTING

Votes of members

64. Subject to any special terms as to voting upon which any shares may be issued or may at the relevant time be held and to any other provisions of these articles, on a show of hands every member who (being an individual) is present in person or or (being a corporation) is present by a duly authorised representative shall have one vote and every proxy appointed by a member and present at a general meeting of the company (other than the chairman of the meeting) shall have one vote. A proxy shall not have more than one vote on a show of hands even if he is also a member or is a proxy for more than one member. On a poll every member who (being an individual) is present in

person or by proxy or (being a corporation) is present by a duly authorised representative or by proxy shall have one vote for every US$2 nominal value of share capital which he holds.

Method of voting

65. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is properly demanded. Subject to the Companies Acts, a poll may be demanded by:-

(a) the chairman of the meeting, or

(b) at least three members present in person or by proxy and entitled to vote, or

(c) any member or members present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all the members having the right to attend and vote at the meeting, or

(d) any member or members present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Unless a poll is so demanded and the demand is not withdrawn, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or not carried by a particular majority or lost shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded for or against the resolution.

Procedure if poll demanded

66. If a poll is properly demanded it shall be taken in such manner as the chairman shall direct and he may appoint scrutineers who need not be members. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

When poll to be taken

67. A poll demanded on the election of a chairman, or on a question of adjournment, shall be taken forthwith. A poll demanded on any other question shall be taken either forthwith or on such date (being not later than thirty days after the date of the demand) and at such time and place as the chairman shall direct. It shall not be necessary (unless the chairman otherwise directs) for notice to be given of a poll.

Continuance of other business after poll demand

68. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded, and it may be withdrawn with the consent of the chairman at any time before the close of the meeting or the taking of the poll, whichever is the earlier, and in that event shall not invalidate the result of a show of hands declared before the demand was made.

Votes on a poll

69. Votes may be given either personally or by proxy. A member may not appoint more than one proxy to attend on the same occasion unless permitted by the board to do so in its absolute discretion. If a member appoints more than one proxy he shall specify the number of shares in respect of which each proxy is entitled to exercise the related votes and shall ensure that no proxy is appointed to exercise the votes which any other proxy has been appointed by that member to exercise.

Casting vote of chairman

70. In the case of an equality of votes at a general meeting, whether on a show of hands or on a poll, the chairman of the meeting shall be entitled to an additional or casting vote.

Votes of joint holders

71. in the case of joint holders of a share the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and, for this purpose, seniority shall be determined by the order in which the names stand in the register in respect of the joint holding.

Voting on behalf of incapable member

72. A member in respect of whom an order has been made by any competent court or official on the ground that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs may vote, whether on a show of hands or on a poll, by any person authorised in such circumstances to do so on his behalf and that person may vote on a poll by proxy, provided that evidence to the satisfaction of the board of the authority of the person claiming to exercise the right to vote has been delivered at the office or at any branch registry (or at such other place as may be specified in accordance with these articles for the delivery of instruments appointing a proxy) not later than the last time at which an instrument of proxy should have been delivered in order to be valid for use at that meeting or on the holding of that poll.

No right to vote where sums overdue on shares

73. No member shall, unless the board otherwise decides, be entitled to vote at any general meeting of the company or at any separate general meeting of the holders of any class of shares in the company unless all calls or other sums presently payable by him in respect of shares in the company have been paid.

Objections or errors in voting

74. If:-

(a) any objection shall be raised to the qualification of any voter or

(b) any votes have been counted which ought not to have been counted or which might have been rejected or

(c) any votes are not counted which ought to have been counted,

the objection or error shall not vitiate the decision of the meeting or adjourned meeting on any resolution unless it is raised or pointed out at the meeting or, as the case may be, the adjourned meeting at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the chairman of the meeting and shall only vitiate the decision of the meeting on any resolution if the chairman decides that the same may have affected the decision of the meeting. The decision of the chairman on such matters shall be conclusive.

PROXIES

Execution of proxies

75. An instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney authorised in writing or, if the appointor is a corporation, either under its seal or under the hand of an officer, attorney or other person authorised to sign it. A person appointed to act as a proxy need not be a member of the company.

Delivery of proxies

76. The instrument appointing a proxy and (if required by the board) any authority under which it is executed or a copy of the authority, certified notarially or in some other manner approved by the board, may be delivered to the office or any branch registry (or to such other place in the United Kingdom as may be specified in the notice convening the meeting or in any notice of any adjournment or, in either case, in any accompanying document) not less than forty-eight hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote or, in the case of a poll taken subsequently to the date of the meeting or adjourned meeting, not less than twenty-four hours before the time appointed for the taking of the poll and an instrument of proxy which is not so delivered shall be invalid. When two or more valid but differing instruments of proxy are delivered in respect of the same share for use at the same meeting, the one which is last delivered (regardless of its date or of the date of its execution) shall be treated as replacing and revoking the others as regards that share; if the company is unable to determine which was last delivered, none of them shall be treated as valid in respect of that share. Delivery of an instrument appointing a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned.

Maximum validity of proxy

77. No instrument appointing a proxy shall be valid after twelve months have elapsed from the date named in it as the date of its execution.

Form of proxy

78. Instruments of proxy shall be in any usual form or in such other form as the board may approve and the board may, if it thinks fit but subject to the provisions of the Companies Acts, send out with the notice of any meeting forms of instrument of proxy for use at the meeting. The instrument of proxy shall be deemed to confer authority to demand or join in demanding a poll and to vote on any amendment of a resolution put to the meeting for which it is given as the proxy thinks fit. The instrument of proxy shall, unless the contrary is stated in it, be valid as well for any adjournment of the meeting as for the meeting to which it relates.

Cancellation of proxy's authority

79. A vote given or poll demanded by a proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding a poll, unless notice in writing of the determination was received by the company at the office or any branch registry (or such other place in the United Kingdom as was specified for the delivery of instruments of proxy in the notice convening the meeting or other accompanying document) not later than the last time at which an instrument of proxy should have been delivered in order to be valid for use at the meeting or on the holding of the poll at which the vote was given or the poll demanded.

Counting of proxies and poll votes at branch registers

80. A certificate under the hand of the officer of the company or of the officer of the registrar in charge of any branch register or of some other person appointed for the purpose by the board shall as regards the shares on that branch register be conclusive evidence:

(a) of the number of proxies received in favour of any particular person and

(b) of the number of votes cast on a poll in favour of or against any particular resolution.

APPOINTMENT, RETIREMENT AND REMOVAL OF DIRECTORS

Number of directors

81. Unless otherwise determined by ordinary resolution of the company, the directors (disregarding alternate directors) shall be not less than five nor more than thirty in number.

Directors' shareholding qualification

82. Unless otherwise determined by the company in general meeting, the qualification of a director shall be the holding alone, and not jointly with any other person, of US$1,000 nominal amount of share capital of the company. A director may act before acquiring his qualification but if not already qualified shall acquire his qualification within two months of the adoption of these articles or the date of his appointment as director, whichever is the later.

Power of company to appoint directors

83. Subject to the provisions of these articles, the company may by ordinary resolution appoint any person who is willing to act to be a director, either to fill a vacancy or as an addition to the existing board, but so that the total number of directors shall not at any time exceed any maximum number fixed by or in accordance with these articles.

Power of board to appoint directors

84. Without prejudice to the power of the company in general meeting pursuant to any of the provisions of these articles to appoint any person to be a director, the board may appoint any person who is willing to act to be a director, either to fill a vacancy or as an addition to the existing board, but so that the total number of directors shall not at any time exceed any maximum number fixed by or in accordance with these articles. Any director so appointed shall hold office only until the next following annual general meeting but shall not be taken into account in determining the directors or the number of directors who are to retire by rotation at that meeting.

Number to retire by rotation

85. At every annual general meeting one-third of the directors who are subject to retirement by rotation or, if their number is not three or any multiple of three, then the number nearest to and less than one-third shall retire from office but, if there is only one director who is subject to retirement by rotation, he shall retire.

Identity of directors to retire

86. Subject to the provisions of the Companies Acts and of these articles, the directors to retire by rotation on each occasion shall be determined as follows:-

(a) first, any director who by reason of age is due to retire at that meeting pursuant to the Companies Acts;

(b) secondly, any director who wishes to retire at that meeting and does not offer himself for re-election;

(c) thirdly, those of the other directors who have been longest in office since their last election, or, in the case of directors whose last elections date from the same time, those to retire shall, in default of agreement among themselves, be determined by ballot.

The directors to retire on each occasion (both as to number and identity) shall be determined by the composition of the board at start of business on the date of the notice convening the annual general meeting and no director shall be required to retire or be relieved from retiring by reason of any change in the number or identity of the directors after that time on the date of the notice but before the close of the meeting.

Filling rotation vacancies

87. Subject to the provisions of these articles, the company at the meeting at which a director retires by rotation may fill the vacated office and in default the retiring director shall, if willing to continue to act, be deemed to have been reappointed, unless at such meeting it is expressly resolved not to fill the vacated office or unless a resolution for the reappointment of that director has been put to the meeting and lost.

Power of removal by special resolution

88. In addition to any power of removal conferred by the Companies Acts, the company may by special resolution remove any director before the expiration of his period of office and may (subject to these articles) by ordinary resolution appoint another person who is willing to act to be a director in his place. Any person so appointed shall be treated, for the purpose of determining the time at which he or any other director is to retire, as if he had become a director on the day on which the person in whose place he is appointed was last appointed or reappointed a director.

Persons eligible as directors

89. No person other than a director retiring at the meeting (whether by rotation or otherwise) shall be appointed or reappointed a director at any general meeting unless

(a) he is recommended by the board or

(b) not less than six nor more than thirty-five clear days before the day appointed for the meeting, notice executed by a member qualified to vote at the meeting (not being the person to be proposed) has been given to the secretary of the intention to propose that person for appointment or reappointment together with notice executed by that person of his willingness to be appointed or reappointed.

Position of retiring directors

90. A director who retires (whether by rotation or otherwise) at an annual general meeting may, if willing to continue to act, be reappointed. If he is not reappointed or deemed to be reappointed, he shall retain office until the meeting appoints someone in his place or, if it does not do so, until the end of the meeting.

Vacation of office by directors

91. Without prejudice to the provisions for retirement by rotation or otherwise contained in these articles, the office of a director shall be vacated if:-

(a) he resigns his office by notice in writing delivered to the office or tendered at a meeting of the board, or

(b) he becomes of unsound mind or a patient for any purpose of any statute relating to mental health and the board resolves that his office is vacated, or

(c) he is absent without the permission of the board from meetings of the board (whether or not an alternate director appointed by him attends) for three consecutive months and the board resolves that his office is vacated, or

(d) he becomes bankrupt or compounds with his creditors generally, or

(e) he is prohibited by law from being a director, or

(f) he ceases to be a director by virtue of the Companies Acts or is removed from office pursuant to these articles, or

(g) by notice in writing delivered to the office or tendered at a meeting of the board, his resignation is requested by three-quarters of his co-directors.

Alternate directors

92. (A) Each director may appoint any person to be his alternate and may at his discretion remove an alternate director so appointed. If the alternate director is not already a director, the appointment, unless previously approved by the board, shall have effect only upon and subject to its being so approved. Any appointment or removal of an alternate director shall be effected by notice in writing executed by the appointor and delivered to the office or tendered at a meeting of the board, or in any other manner approved by the board. If his appointor so requests, an alternate director shall be entitled to receive notice of all meetings of the board or of committees of the board of which his appointor is a member. He shall also be entitled to attend and vote as a director at any such meeting at which the director appointing him is not personally present and at the meeting to exercise and discharge all the functions, powers and duties of his appointor as a director and for the purposes of the proceedings at the meeting the provisions of these articles shall apply as if he were a director.

(B) Every person acting as an alternate director shall (except as regards power to appoint an alternate and remuneration) be subject in all respects to the provisions of these articles relating to directors and shall alone be responsible to the company for his acts and defaults and shall not be deemed to be the agent of or for the director appointing him. An alternate director may be paid expenses and shall be entitled to be indemnified by the company to the same extent as if he were a director but shall not be entitled to receive from the company any fee in his capacity as an alternate director.

(C) Every person acting as an alternate director shall have one vote for each director for whom he acts as alternate, in addition to his own vote if he is also a director. Execution by an alternate director of any resolution in writing of the board or a committee of the board shall, unless the notice of his appointment provides to the contrary, be as effective as execution by his appointor.

(D) An alternate director shall automatically cease to be an alternate director if his appointor ceases for any reason to be a director except that, if at any meeting any director retires by rotation or otherwise but is reappointed or deemed to be reappointed at the same meeting, any appointment made by him pursuant to this article which was in force immediately before his retirement shall remain in force as though he had not retired.

Executive directors

93. The board or any committee authorised by the board may from time to time appoint one or more directors to hold any employment or executive office with the company (including that of a managing director) for such period (subject to the provisions of the Companies Acts) and upon such other terms as the board or any committee authorised by the board may in its discretion decide and may revoke or terminate any appointment so made. Any revocation or termination of the appointment shall be without prejudice to any claim for damages that the director may have against the company or the company may have against the director for any breach of any contract of service between him

and the company which may be involved in the revocation or termination. A director so appointed shall receive such remuneration (whether by way of salary, commission, participation in profits or otherwise) as the board or any committee authorised by the board may decide, and either in addition to or in lieu of his remuneration as a director.

ADDITIONAL REMUNERATION EXPENSES AND PENSIONS

Directors' fees

94. Each of the directors shall be paid a fee at such rate as may from time to time be determined by the board provided that the aggregate of all fees so paid to directors (excluding amounts payable under any other provision of these articles) shall not exceed £750,000 per annum or such higher amount as may from time to time be decided by ordinary resolution of the company.

Additional remuneration

95. Any director who, by request, goes or resides abroad for any purposes of the company or who performs services which in the opinion of the board go beyond the ordinary duties of a director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the board or any committee authorised by the board may in its discretion decide in addition to any remuneration provided for by or pursuant to any other article.

Expenses

96. Each director may be paid his reasonable travelling, hotel and incidental expenses of attending and returning from meetings of the board or committees of the board or general meetings of the company or any other meeting which as a director he is entitled to attend and shall be paid all other costs and expenses properly and reasonably incurred by him in the conduct of the company's business or in the discharge of his duties as a director.

Pensions and gratuities for directors

97. The board or any committee authorised by the board may exercise all the powers of the company to provide benefits, either by the payment of gratuities or pensions or by insurance or in any other manner whether similar to the foregoing or not, for any director or former director or the relations, connections or dependants of any director or former director provided that no benefits (except such as may be provided for by any other article) may be granted to or in respect of a director or former director who has not been employed by, or held an executive or other office or place of profit under, the company or any body corporate which is or has been its subsidiary or any predecessor in business of the company or any such body corporate without the approval of an ordinary resolution of the company. No director or former director shall be accountable to the company or the members for any benefit provided pursuant to this article and the receipt of any such benefit shall not disqualify any person from being or becoming a director of the company.

DIRECTORS' INTERESTS

Permitted interests and voting

98. (A) Subject to the provisions of the Companies Acts and of paragraph (J) of this article, no director or proposed or intending director shall be disqualified by his office from contracting with the company, either with regard to his tenure of any office or place of profit or as vendor, purchaser or in any other manner whatever, nor shall any contract in which any director is in any way interested be liable to be avoided, nor shall any director who is so interested be liable to account to the company or the members for any remuneration, profit or other benefit realised by the contract by reason of the director holding that office or of the fiduciary relationship thereby established.

(B) A director may hold any other office or place of profit with the company (except that of auditor) in conjunction with his office of director for such period (subject to the provisions of the Companies Acts) and upon such other terms as the board may decide, and may be paid such extra remuneration for so doing (whether by way of salary, commission, participation in profits or otherwise) as the board may decide, and either in addition to or in lieu of any remuneration provided for by or pursuant to any other article.

(C) A director of the company may be or become a director or other officer of, or otherwise interested in, any company promoted by the company or in which the company may be interested or as regards which it has any power of appointment, and shall not be liable to account to the company or the members for any remuneration, profit or other benefit received by him as a director or officer of or from his interest in the other company. The board may also cause any voting power conferred by the shares in any other company held or owned by the company or any power of appointment to be exercised in such manner in all respects as it thinks fit including the exercise of the voting power or power of appointment in favour of the appointment of the directors or any of them as directors or officers of the other company, or in favour of the payment of remuneration to the directors or officers of the other company.

(D) A director may act by himself or his firm in a professional capacity for the company (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a director.

(E) A director shall not vote on or be counted in the quorum in relation to any resolution of the board concerning his own appointment or the settlement or variation of the terms or the termination of his own appointment, as the holder of any office or place of profit with the company or any other company in which the company is interested but, where proposals are under consideration concerning the appointment, or the settlement or variation of the terms or the termination of the appointment of two or more directors to offices or places of profit with the company or any other company in which the company is interested, a separate resolution may be put in relation to each director and in that case each of the

directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution unless it concerns his own appointment or the settlement or variation of the terms or the termination of his own appointment or the appointment of another director to an office or place of profit with a company in which the company is interested and the director seeking to vote or be counted in the quorum owns one per cent. or more of it.

(F) Save as otherwise provided by these articles, a director shall not vote on, or be counted in the quorum in relation to, any resolution of the board in respect of any contract in which he is to his knowledge materially interested and, if he shall do so, his vote shall not be counted, but this prohibition shall not apply to any resolution where that material interest arises only from one or more of the following matters:-

(i) the giving to him of any guarantee, indemnity or security in respect of money lent or obligations undertaken by him for the benefit of the company or any of its subsidiaries,

(ii) the giving to a third party of any guarantee, indemnity or security in respect of a debt or obligation of the company or any of its subsidiaries for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security,

(iii) the subscription or purchase by him of shares, debentures or other securities of the company pursuant to an offer or invitation to members or debenture holders of the company, or any class of them, or to the public or any section of the public,

(iv) the underwriting by him of any shares, debentures or other securities of the company or any of its subsidiaries,

(v) any contract in which he is interested by virtue of his interest in shares or debentures or other securities of the company or by reason of any other interest in or through the company,

(vi) any contract concerning any other company (not being a company in which the director owns one per cent. or more) in which he is interested directly or indirectly whether as an officer, shareholder creditor or otherwise howsoever,

(vii) any contract concerning the adoption, modification or operation of a pension fund or retirement death or disability benefits scheme which relates both to directors and employees of the company or of any of its subsidiaries and does not provide in respect of any director as such any privilege or advantage not accorded to the employees to which the fund or scheme relates,

(viii) any contract for the benefit of employees of the company or of any of its subsidiaries under which he benefits in a similar manner to the employees and which does not accord to any director as such any privilege or advantage not accorded to the employees to whom the contract relates, and

(ix) any contract for the purchase or maintenance for any director or directors of insurance against any liability.

(G) A company shall be deemed to be one in which a director owns one per cent. or more if and so long as (but only if and so long as) he is (either directly or indirectly) the holder of or beneficially interested in one per cent. or more of any class of the equity share capital of that company or of the voting rights available to members of that company. For the purpose of this paragraph of this article there shall be disregarded any shares held by the director as bare or custodian trustee and in which he has no beneficial interest, any shares comprised in a trust in which his interest is in reversion or remainder if and so long as some other person is entitled to receive the income of the trust and any shares comprised in an authorised unit trust scheme in which he is interested only as a unit holder.

(H) Where a company in which a director owns one per cent. or more is materially interested in a contract, he also shall be deemed materially interested in that contract.

(I) If any question shall arise at any meeting of the board as to the materiality of the interest of a director (other than the chairman of the meeting) or as to the entitlement of any director (other than the chairman of the meeting) to vote or be counted in the quorum and the question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, the question shall be referred to the chairman of the meeting and his ruling in relation to the director concerned shall be conclusive except in a case where the nature or extent of his interest (so far as it is known to him) has not been fairly disclosed to the board. If any question shall arise in respect of the chairman of the meeting, the question shall be decided by a resolution of the board (for which purpose the chairman shall be counted in the quorum but shall not vote on the matter) and the resolution shall be conclusive except in a case where the nature or extent of the interest of the chairman (so far as it is known to him) has not been fairly disclosed to the board.

(J) A director who to his knowledge is in any way, whether directly or indirectly, interested in a contract with the company shall declare the nature of his interest at the meeting of the board at which the question of entering into the contract is first taken into consideration, if he knows his interest then exists, or in any other case at the first meeting of the board after he knows that he is or has become so interested. For the purposes of this article, a general notice to the board by a director to the effect that (a) he is a member of a specified company or firm and is to be regarded as interested in any contract which may after the date of

the notice be made with that company or firm or (b) he is to be regarded as interested in any contract which may after the date of the notice be made with a specified person who is connected with him, shall be deemed to be a sufficient declaration of interest under this article in relation to any such contract; provided that no such notice shall be effective unless either it is given at a meeting of the board or the director takes reasonable steps to secure that it is brought up and read at the next board meeting after it is given.

(K) References in this article to a contract include references to any proposed contract and to any transaction or arrangement whether or not constituting a contract.

(L) Subject to the provisions of the Companies Acts, the company may by ordinary resolution suspend or relax the provisions of this article to any extent or ratify any contract not properly authorised by reason of a contravention of this article.

POWERS AND DUTIES OF THE BOARD

General powers of company vested in board

99. Subject to the provisions of the Companies Acts, the memorandum of association of the company and these articles and to any directions given by the company in general meeting by special resolution, the business of the company shall be managed by the board which may exercise all the powers of the company whether relating to the management of the business of the company or not. No alteration of the memorandum of association or these articles and no special resolution shall invalidate any prior act of the board which would have been valid if that alteration had not been made or that resolution had not been passed. The powers given by this article shall not be limited by any special power given to the board by any other article.

Borrowing powers

100. The board may exercise all the powers of the company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the company and, subject to the Companies Acts, to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the company or of any third party.

Local boards

101. The board may establish local or divisional boards or agencies for managing any of the affairs of the company, either in the United Kingdom or elsewhere, and may appoint any persons to be members of the local or divisional boards, or any managers or agents, and may fix their remuneration. The board may delegate to any local or divisional board, manager or agent any of its powers, authorities and discretions (with power to sub-delegate) and may authorise the members of any local or divisional board, or any of them, to fill any vacancies and to act notwithstanding vacancies. Any appointment or delegation made pursuant to this article may be made upon such terms and subject to

such conditions as the board may decide and the board may remove any person so appointed and may revoke or vary the delegation but no person dealing in good faith and without notice of the revocation or variation shall be affected by it.

Delegation to committees

102. The board may delegate any of its powers, authorities and discretions (with power to sub-delegate) to any committee, consisting of such person or persons (whether a member or members of its body or not) as it thinks fit, provided that the majority of the members of the committee are directors of the company and that no meeting of the committee shall be quorate for the purpose of exercising any of its powers, authorities or discretions unless a majority of those present are directors of the company. Any committee so formed shall, in the exercise of the powers, authorities and discretions so delegated, conform to any regulations which may be imposed on it by the board. The meetings and proceedings of any committee consisting of two or more members shall be governed by the provisions contained in these articles for regulating the meetings and proceedings of the board so far as the same are applicable and are not superseded by any regulations imposed by the board.

Powers of attorney

103. The board may, by power of attorney or otherwise, appoint any person to be the agent of the company upon such terms (including terms as to remuneration) as it may decide and may delegate to any person so appointed any of its powers, authorities and discretions (with power to sub-delegate). The board may remove any person appointed under this article and may revoke or vary the delegation but no person dealing in good faith and without notice of the revocation or variation shall be affected by it.

Delegations to individual directors

104. The board may entrust to and confer upon any director any of its powers, authorities and discretions (with power to sub-delegate) upon such terms and conditions and with such restrictions as it thinks fit, and either collaterally with, or to the exclusion of, its own powers, authorities and discretions and may from time to time revoke or vary all or any of them but no person dealing in good faith and without notice of the revocation or variation shall be affected by it.

Official seals

105. The company may exercise all the powers conferred by the Companies Acts with regard to having official seals, and those powers shall be vested in the board.

Registers

106. Subject to the provisions of the Companies Acts, the company may keep an overseas or local or other register in any place, and the board may make and vary such regulations as it may think fit respecting the keeping of any such branch register.

Provision for employees

107. The board may exercise any power conferred by the Companies Acts to make provision for the benefit of persons employed or formerly employed by the company or any of its subsidiaries in connection with the cessation or the transfer to any person of the whole or part of the undertaking of the company or that subsidiary.

PROCEEDINGS OF THE BOARD

Board meetings

108. The board may meet for the despatch of business, adjourn and otherwise regulate its meetings as it thinks fit. A director at any time may, and the secretary on the requisition of a director at any time shall, summon a board meeting.

Notice of board meetings

109. Notice of a board meeting shall be deemed to be properly given to a director if it is given to him personally or by word of mouth or sent in writing to him at his last known address or any other address given by him to the company for this purpose. A director absent or intending to be absent from the United Kingdom may request the board that notices of board meetings shall during his absence be sent in writing to him at an address given by him to the company for this purpose, but such notices need not be given any earlier than notices given to directors not so absent and if no request is made to the board it shall not be necessary to give notice of a board meeting to any director who is for the time being absent from the United Kingdom. A director may waive notice of any meeting either prospectively or retrospectively.

Quorum

110. The quorum necessary for the transaction of the business of the board may be fixed by the board and, unless so fixed at any other number, shall be five. Subject to the provisions of these articles, any director who ceases to be a director at a board meeting may continue to be present and to act as a director and be counted in the quorum until the termination of the board meeting if no other director objects and if otherwise a quorum of directors would not be present.

Directors below minimum through vacancies

111. The continuing directors or a sole continuing director may act notwithstanding any vacancy in their number but, if and so long as the number of directors is reduced below the minimum number fixed by or in accordance with these articles, the continuing directors or director, notwithstanding that the number of directors is below the number fixed by or in accordance with these articles as the quorum or that there is only one continuing director, may act for the purpose of filling vacancies or of summoning general meetings of the company but not for any other purpose.

Appointment of chairman

112. The board may appoint a director to be the chairman or the deputy chairman of the board, and may at any time remove him from that office. Unless he is unwilling to do so, the chairman or failing him the deputy chairman shall act as chairman at every meeting of the board. But if no chairman or deputy chairman is appointed, or if at any meeting neither the chairman nor any deputy chairman is present within five minutes after the time appointed for holding the meeting and willing to act, the directors present may choose one of their number to be chairman of the meeting.

Competence of meetings

113. A meeting of the board at which a quorum is present shall be competent to exercise all the powers, authorities and discretions for the time being vested in or exercisable by the board.

Voting

114. Questions arising at any meeting shall be determined by a majority of votes. In the case of an equality of votes the chairman of the meeting shall have a second or casting vote.

Participation in meetings by telephone

115. All or any of the members of the board or any committee of the board may participate in a meeting of the board or that committee by means of a telephone or any communication equipment which allows all persons participating in the meeting to hear each other. A person so participating shall be deemed to be present in person at the meeting and shall be entitled to vote or be counted in a quorum accordingly. Such a meeting shall be deemed to take place where the largest group of those participating is assembled, or, if there is no such group, where the chairman of the meeting then is.

Resolution in writing

116. A resolution in writing executed by all the directors for the time being entitled to receive notice of a meeting of the board (if that number is sufficient to constitute a quorum) or by all the members of a committee for the time being shall be as valid and effectual as a resolution passed at a meeting of the board or, as the case may be, of the committee properly called and constituted. The resolution may be contained in one document or in several documents in like form each executed by one or more of the directors or members of the committee concerned.

Validity of acts of board or committee

117. All acts done by the board or by any committee or by any person acting as a director or member of a committee shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any member of the board or committee or person so acting or that they or any of them were disqualified or had vacated office, be

as valid as if each such member or person had been properly appointed and was qualified and had continued to be a director or member of the committee.

SECRETARY

Secretary

118. Subject to the Companies Acts, the secretary shall be appointed by the board for such term, at such remuneration and upon such conditions as the board may think fit; and any secretary so appointed may be removed by the board.

SEALS

Use of seals

119. The board shall provide for the custody of every seal of the company which shall (subject to article 16) be used and affixed in accordance with regulations made by the board.

DIVIDENDS AND OTHER PAYMENTS

Declaration of dividends by company

120. Subject to the provisions of the Companies Acts, the company may by ordinary resolution from time to time declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the board.

Payment of interim dividends by board

121. Subject to the provisions of the Companies Acts, the board may pay such interim dividends as appear to the board to be justified by the financial position of the company and may also pay any dividend payable at a fixed rate at intervals settled by the board in accordance with the terms of issue of the shares to which the right to such dividends attaches. If the board acts in good faith, it shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer in consequence of the payment of an interim dividend on any shares having non-preferred or deferred rights.

Calculation and currency of dividends

122. Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provide:-

(a) all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for the purposes of this article as paid up on the share,

(b) all dividends shall be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid, and

(c) dividends may be declared or paid in any currency.

The board may agree with any member that dividends which may at any time or from time to time be declared or become due on his shares in one currency shall be paid or satisfied in another, and may agree the basis of conversion to be applied and how and when the amount to be paid in the other currency shall be calculated and paid and for the company or any other person to bear any costs involved.

Amounts due on shares may be deducted from dividends

123. The board may deduct from any dividend or other moneys payable to a member by the company on or in respect of any shares all sums of money (if any) presently payable by him to the company on account of calls or otherwise in respect of shares of the company.

No interest on dividends

124. No dividend or other moneys payable by the company on or in respect of any share shall bear interest against the company.

Payment procedure

125. Any dividend or other sum payable by the company in respect of a share may be paid by cheque or warrant sent by post addressed to the holder at his registered address or, in the case of joint holders, addressed to the holder whose name stands first in the register in respect of the shares at his address as appearing in the register or addressed to such person and at such address as the holder or joint holders may in writing direct. Every cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the register in respect of the shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the company. In addition, any such dividend or other sum may be paid by any bank or other funds transfer system or such other means and to or through such person as the holder or joint holders may in writing direct, and the company shall have no responsibility for any sums lost or delayed in the course of any such transfer or where it has acted on any such directions. Any one of two or more joint holders may give effectual receipts for any dividends or other moneys payable or property distributable in respect of the shares held by them. Where a person is entitled by transmission to a share, any dividend or other sum payable by the company in respect of the share may be paid as if he were a holder of the share and his address noted in the register were his registered address. If any date for the payment of any preferential dividend is not a day on which banks in London (and in the case of a dividend payable in US dollars, banks in New York City) are open for business (a "business day"), then payment of the dividend otherwise

payable on such date will (if resolved to be made) be made on the next succeeding business day. No interest or other payment in respect of any delay in payment shall accrue or be payable.

Uncashed dividends

126. The company may cease to send any cheque or warrant through the post or employ any other means of payment for any dividend payable on any shares in the company which is normally paid in that manner on those shares if in respect of at least two consecutive dividends payable on those shares the cheques or warrants have been returned undelivered or remain uncashed or that means of payment has failed but, subject to the provisions of these articles, may recommence sending cheques or warrants or employing such means in respect of dividends payable on those shares if the holder or person entitled by transmission requests such recommencement in writing.

Forfeiture of unclaimed dividends

127. Any dividend unclaimed after a period of twelve years from the date when it became due for payment shall be forfeited and shall revert to the company and the payment by the board of any unclaimed dividend or other sum payable on or in respect of a share into a separate account shall not constitute the company a trustee in respect of it.

Dividends not in cash

128. Any general meeting declaring a dividend may, upon the recommendation of the board, by ordinary resolution direct that it shall be satisfied wholly or partly by the distribution of assets, and in particular of paid up shares or debentures of any other company, and where any difficulty arises in regard to the distribution the board may settle it as it thinks expedient, and in particular may issue fractional certificates or authorise any person to sell and transfer any fractions or may ignore fractions altogether, and may fix the value for distribution purposes of any assets to be distributed and may determine that cash shall be paid to any members upon the footing of the value so fixed in order to secure equality of distribution and may vest any assets to be distributed in trustees as may seem expedient to the board.

Scrip dividends

129. The board may, if authorised by an ordinary resolution of the company, offer any holders of ordinary shares the right to elect to receive ordinary shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the board) of any dividend specified by the ordinary resolution on such terms as it may think fit. The following provisions shall apply:

(a) An ordinary resolution may specify a particular dividend (whether or not already declared) or may specify all or any dividends declared within a specified period, but such period may not end later than the conclusion of the annual general meeting five years following the date of the meeting at which the ordinary resolution is passed.

(b) The entitlement of each holder of ordinary shares to new ordinary shares shall be such that the relevant value of the entitlement shall be as nearly as possible equal to (but not greater than) the cash amount (disregarding any tax credit) of the dividend that such holder elects to forego. For this purpose "relevant value" shall be calculated by reference to the average of the market value (as defined in the Listing Rules of the United Kingdom Listing Authority) of the company's ordinary shares over five consecutive dealing days selected by the board falling between the day the shares are first quoted "ex" the relevant dividend and the day before the allotment of the new shares or in such other manner as may be determined by or in accordance with the ordinary resolution. A certificate or report by the auditors as to the amount of the relevant value in respect of any dividend shall be conclusive evidence of that amount and in giving such a certificate or report the auditors may rely on advice or information from brokers or other sources of information as they think fit.

(c) On or as soon as practicable after announcing that it is to declare or recommend any dividend, the board, if it intends to offer an election in respect of that dividend, shall also announce that intention, and shall, after determining the basis of allotment, if it decides to proceed with the offer, notify the holders of ordinary shares in writing of the right of election offered to them, and specify the procedure to be followed and place at which, and the latest time by which elections must be lodged in order for elections to be effective.

(d) The board shall not proceed with any election unless the company has sufficient unissued shares authorised for issue and sufficient reserves or funds that may be capitalised to give effect to it after the basis of allotment is determined.

(e) The board may exclude from any offer any holders of ordinary shares where the board believes that the making of the offer to them would or might involve the contravention of the laws of any territory or that for any other reason the offer should not be made to them.

(f) The dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable on ordinary shares in respect of which an election has been made ("the elected ordinary shares") and instead additional ordinary shares shall be allotted to the holders of the elected ordinary shares on the basis of allotment calculated as stated. For such purpose the board shall capitalise, out of any amount for the time being standing to the credit of any reserve or fund (including the profit and loss account) whether or not the same is available for distribution as the board may determine, a sum equal to the aggregate nominal amount of the additional ordinary shares to be allotted on that basis and apply it in paying up in full the appropriate number of unissued ordinary shares for allotment and distribution to the holders of the elected ordinary shares on that basis.

(g) The additional ordinary shares when allotted shall rank pari passu in all respects with the fully-paid ordinary shares then in issue except that they will not be entitled to participation in the relevant dividend.

(h) The board may also from time to time establish or vary a procedure for election mandates, under which a holder of ordinary shares may elect in respect of future rights to elect offered to that holder under this article until the election mandate is revoked in accordance with the procedure.

CAPITALISATION OF RESERVES

Power to capitalise reserves and funds

130. (A) The company may, subject to the rights attaching to any series of preference shares and upon the recommendation of the board, at any time and from time to time pass an ordinary resolution to the effect that it is desirable to capitalise all or any part of any amount for the time being standing to the credit of any reserve or fund (including the profit and loss account) whether or not the same is available for distribution and accordingly that the amount to be capitalised be set free for distribution among the members or any class of members who would be entitled to it if it were distributed by way of dividend and in the same proportions, on the footing that it is applied either in or towards paying up the amounts for the time being unpaid on any shares in the company held by those members respectively or in paying up in full unissued shares debentures or other obligations of the company to be allotted and distributed credited as fully paid up among those members, or partly in one way and partly in the other, but so that, for the purposes of this article, a share premium account and a capital redemption reserve, and any reserve or fund representing unrealised profits, may be applied only in paying up in full unissued shares of the company. The board may authorise any person to enter into an agreement with the company on behalf of the persons entitled to participate in the distribution providing for the allotment to them respectively of any shares, debentures or other obligations of the company to which they are entitled on the capitalisation and the agreement shall be binding on those persons.

(B) Paragraph (A) of this article 130 shall not apply to any capitalisation of profits or reserves effected in accordance with the provisions of article 7.

Settlement of difficulties in distribution

131. Where any difficulty arises in regard to any distribution of any capitalised reserve or fund the board may settle the matter as it thinks expedient and in particular may issue fractional certificates or authorise any person to sell and transfer any fractions or may resolve that the distribution should be as nearly as may be practicable in the correct proportion but not exactly so or may ignore fractions altogether, and may determine that cash payments shall be made to any members in order to adjust the rights of all parties, as may seem expedient to the board.

RECORD DATES

Power to choose any record date

132. Notwithstanding any other provision of these articles the company or the board may fix any date as the record date for any dividend, distribution, allotment or issue and such record date may be on or at any time before or after any date on which the dividend, distribution, allotment or issue is declared, paid or made.

ACCOUNTING RECORDS

Records to be kept

133. The board shall cause to be kept accounting records sufficient to show and explain the company's transactions, and such as to disclose with reasonable accuracy at any time the financial position of the company at that time, and which accord with the Companies Acts.

Inspection of records

134. No member in his capacity as such shall have any right of inspecting any accounting record or book or document of the company except as conferred by law or authorised by the board or by ordinary resolution of the company.

Summary financial statements

135. Nothing in these articles shall prohibit the company from sending a summary financial statement to members of the company instead of copies of its full accounts and reports.

SERVICE OF NOTICES AND OTHER DOCUMENTS

Service of notices

136. Any notice or other document (including a share certificate) may be served on or sent or delivered to any member by the company either personally or by sending it through the post addressed to the member at his registered address or by leaving it at that address addressed to the member, or where appropriate by sending it using electronic communications to an address notified by the member concerned to the company for

that purpose or by publication on a web site in accordance with the Companies Acts or by any other means authorised in writing by the member concerned. In the case of joint holders of a share, service, sending or delivery of any notice or other document on or to one of the joint holders shall for all purposes be deemed a sufficient service on or sending or delivery to all the joint holders.

Record date for service

137. Any notice or other document may be served or delivered by the company by reference to the register as it stands at any time not more than 15 days before the date of service or delivery. No change in the register after that time shall invalidate that service or delivery. Where any notice or other document is served on or delivered to any person in respect of a share in accordance with these articles, no person deriving any title or interest in that share shall be entitled to any further service or delivery of that notice or document.

Members resident abroad

138. Any member whose registered address is not within the United Kingdom, or within the country or territory in which a branch register on which he is entered is kept and who gives to the company an address within the United Kingdom at which notices may be served upon him shall be entitled to have notices served upon him at that address but, unless he does so, shall not be entitled to receive any notice from the company.

Service of notice on person entitled by transmission

139. Where a person is entitled by transmission to a share, any notice or other document shall be served upon or delivered to him, as if he was the holder of that share and his address noted in the register was his registered address. Otherwise, any notice or other document served on or delivered to any member pursuant to these articles shall, notwithstanding that the member is then dead or bankrupt or that any other event giving rise to the transmission of the share by operation of law has occurred and whether or not the company has notice of the death, bankruptcy or other event, be deemed to have been properly served or delivered in respect of any share registered in the name of that member as sole or joint holder.

When notice deemed served

140. Any notice or other document, if sent by post, shall be deemed to have been served or delivered on the day following that on which it was put in the post and, in proving service or delivery, it shall be sufficient to prove that the notice or document was properly addressed, prepaid and put in the post. Any notice or other document not sent by post but left at a registered address shall be deemed to have been served or delivered on the day it was so left. Any notice or other document served or delivered by any other means authorised in writing by the member concerned shall be deemed to have been served when the company has carried out the action it has been authorised to take for that purpose.

Notices by members

141. All notices to be given on the part of the members shall be left at or sent by registered letter to the office or may be left at or sent by registered post to any branch registry.

Notice when post not available

142. If at any time by reason of the suspension or curtailment of postal services within the United Kingdom the company is unable effectively to convene a general meeting by notice sent through the post, a general meeting may be convened by a notice advertised in at least two daily newspapers with a national circulation and in that event the notice shall be deemed to have been served on all members and persons entitled by transmission, who are entitled to have notice of the meeting served upon them, on the day when the advertisement has appeared in at least two such papers. If at least six clear days prior to the meeting the posting of notices to addresses throughout the United Kingdom has again become practicable, the company shall send confirmatory copies of the notice by post to the persons entitled to receive them.

DESTRUCTION OF DOCUMENTS

Presumptions where documents destroyed

143. If the company destroys

(a) any share certificate which has been cancelled at any time after a period of one year has elapsed from the date of cancellation or

(b) any instruction concerning the payment of dividends or other moneys in respect of any share or any notification of change of name or address at any time after a period of two years has elapsed from the date the instruction or notification was recorded by the company or

(c) any instrument of transfer of shares which has been registered at any time after a period of six years has elapsed from the date of registration or

(d) any other document on the basis of which any entry is made in the register at any time after a period of six years has elapsed from the date the entry was first made in the register in respect of it

and the company destroys the document in good faith and without express notice that its preservation was relevant to a claim, it shall be presumed irrebuttably in favour of the company that every share certificate so destroyed was a valid certificate and was properly cancelled, that every instrument of transfer so destroyed was a valid and effective instrument of transfer and was properly registered and that every other document so destroyed was a valid and effective document and that any particulars of it which are recorded in the books or records of the company were correctly recorded. Nothing contained in this article shall be construed as imposing upon the company any liability by reason only of the destruction of any document of the kind mentioned above

before the relevant period mentioned in this article has elapsed or of the fact that any other condition precedent to its destruction mentioned above has not been fulfilled. References in this article to the destruction of any document include references to its disposal in any manner.

WINDING UP

Distribution of assets otherwise than in cash

144. If the company commences liquidation, the liquidator may, with the sanction of a special resolution of the company and any other sanction required by the Companies Acts,

(a) divide among the members in kind the whole or any part of the assets of the company (whether they shall consist of property of the same kind or not) and, for that purpose, set such values as he deems fair upon any property to be divided and determine how the division shall be carried out as between the members or different classes of members, or

(b) vest the whole or any part of the assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the like sanction, shall think fit

but no member shall be compelled to accept any shares or other assets upon which there is any liability.

INDEMNITY

Indemnity of officers

145. Subject to the provisions of the Companies Acts, the company may purchase and maintain for any director or other officer or auditor insurance against any liability. Subject to those provisions, but without prejudice to any indemnity to which the person concerned may otherwise be entitled, every director or other officer of the company and the auditors shall be indemnified out of the assets of the company against any liability incurred by him as a director or other officer of the company, or as auditor, in defending any proceedings (whether civil or criminal) in which judgment is given in his favour or he is acquitted or in connection with any application under the Companies Acts in which relief is granted to him by the court.

INDEX TO ARTICLES OF ASSOCIATION

D

M

N

O

P

ARTICLES OF ASSOCIATION

of

STANDARD CHARTERED PLC

Page No.

GENERAL MEETINGS

NOTICE OF GENERAL MEETINGS

PROCEEDINGS AT GENERAL MEETINGS

VOTING

PROXIES

Page No.

Page No.